As filed with the Securities and Exchange Commission on May 4, 2001
Registration No. 333-55658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4

To
Form SB-2

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

TASER INTERNATIONAL, INC.

(Name of small business issuer in its charter)

Delaware	3699	86-0741227
(State or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

7860 E. McClain Drive, Suite 2 Scottsdale, Arizona 85260 (480) 991-0797 (Address and telephone number of principal executive offices and principal place of business)	Patrick W. Smith, Chief Executive Officer TASER International, Inc. 7860 E. McClain Drive, Suite 2 Scottsdale, Arizona 85260 (480) 991-0797 (Name, address and telephone number of agent for service)

Copies to:

Thomas P. Palmer, Esq. Jeffrey S. Cronn, Esq. Tonkon Torp LLP 888 S.W. Fifth Avenue, Suite 1600 Portland, Oregon 97204 (503) 802-2018	Mark A. von Bergen, Esq. Joshua E. Husbands, Esq. Weiss Jensen Ellis & Howard 2300 U.S. Bancorp Tower 111 S.W. Fifth Avenue Portland, Oregon 97204 (503) 243-2300

Approximate date of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2001

PRELIMINARY PROSPECTUS

800,000 Units

         This is an initial public offering of units by TASER International, Inc. Each unit consists of one and one-half shares of common stock and one and one-half redeemable public warrants, each whole warrant to purchase one share of common stock. We expect that the initial public offering price will be between $13 and $14 per unit. Prior to this offering, there has been no public market for our securities. Our units, common stock and public warrants have been approved for trading on The Nasdaq SmallCap Market under the symbols “TASRU,” “TASR” and “TASRW,” respectively.

      The common stock and warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately. The representative intends to separate the units 30 days after this offering absent unforeseen circumstances.

       Investing in these units involves significant risks. See “Risk Factors” beginning on page 4.

	Per Unit	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds to TASER International, Inc	$	$

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Paulson Investment Company, Inc. is the representative of the underwriters. We have granted the representative the option for a period of 45 days to purchase up to an additional 120,000 units to cover over-allotments.

PAULSON INVESTMENT COMPANY, INC.

The date of this prospectus is                , 2001.

PROSPECTUS SUMMARY

      The following summary highlights material information which is presented in more detail elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

      Historical information regarding our securities has been adjusted to reflect a 1-for-6 reverse stock split effected in connection with our reincorporation in Delaware on February 12, 2001. Except as otherwise indicated, all information in this prospectus assumes no exercise of the representative’s over-allotment option or the underwriters’ warrants. References to “we,” “us,” the “company” or “TASER” mean TASER International, Inc., unless otherwise indicated.

Our Company

      TASER International, Inc. develops, assembles and markets less-lethal, conducted energy weapons primarily for use in the law enforcement and corrections market. Our ADVANCED TASER weapon offers improved performance over other less-lethal force options used by law enforcement agencies. It can temporarily incapacitate virtually any individual regardless of pain tolerance, drug use, or body size — factors that cause other less-lethal options to have decreased effectiveness. The ADVANCED TASER also has a comparable or lower injury rate than other less-lethal weapons and has had no reported long-term, adverse after-effects.

      The ADVANCED TASER uses compressed nitrogen to shoot two small probes up to 21 feet. These barbed probes are connected to the weapon by high-voltage insulated wires. When the probes make contact with the target, the ADVANCED TASER transmits powerful electrical pulses along the wires and into the body of the target through up to two inches of clothing. These electrical pulses impair voluntary muscle control so that the subject cannot perform coordinated action.

      Nearly all law enforcement agencies authorize the use of less-lethal weapons, including pepper sprays, impact devices, and conducted energy weapons such as TASERs. Effective less-lethal weapons may increase the safety of law enforcement officers, decrease suspect injuries, improve community relations, reduce litigation and police department medical and liability insurance costs, and potentially save lives.

      Since December 1999, over 400 police departments in the United States have made initial purchases of our products, and 15 police departments, including San Diego, Sacramento and Albuquerque, have purchased our products for every patrol officer. In addition, at February 1, 2001, more than 200 other police departments were evaluating the use of the ADVANCED TASER.

      The key elements of our growth strategy are:

•	To expand sales in the law enforcement and corrections market, which we believe to be the opinion leader for all other markets for less-lethal weapons;

•	To expand into the related private security and military markets;

•	To expand into the consumer market;

•	To develop enhanced less-lethal weapons and technologies, such as longer-range TASERs and TASERs with multiple shot capabilities; and

•	To acquire related businesses that enhance our strategic position.

      Our corporate headquarters is located at 7860 East McClain Drive, Suite 2, Scottsdale, Arizona 85260 and our telephone number is (480) 991-0797. Our website address is www.eTASER.com. Information contained on our website or any other website does not constitute a part of this prospectus.

This Offering

Securities offered	800,000 units. Each unit consists of one and one-half shares of common stock and one and one-half public warrants, each whole warrant to purchase an additional share of common stock. See “Description of Securities.”

The common stock and public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately.

Public warrants	The public warrants included in the units will be exercisable commencing 30 days after this offering. The exercise price of a public warrant is 110% of two-thirds of the initial public offering price of the units. The public warrants expire on the fifth anniversary of the closing of this offering.

We have the right to redeem the public warrants issued in this offering at a redemption price of $0.25 per public warrant, after providing 30 days prior written notice to the public warrant holders, if at the time of the notice, the basic net income per share of our common stock as confirmed by audit for a 12-month period preceding the date of the notice is equal to or greater than $1.00.

Common stock outstanding after this offering	2,710,754 shares

Use of proceeds	Sales and marketing, purchases of inventory, repayment of stockholder and other debt, working capital, research and development, and production tooling. See “Use of Proceeds.”

Nasdaq SmallCap Market symbols

Common stock	TASR
Units offered in this offering	TASRU
Public warrants included in the units	TASRW

      The number of shares of common stock outstanding after this offering is based on 1,510,754 shares outstanding as of March 15, 2001. The number of shares of common stock outstanding after this offering assumes no exercise of the representative’s over-allotment option and does not include an aggregate of 1,927,049 shares of common stock that may become outstanding as follows:

•	434,322 shares of common stock issuable upon exercise of stock options outstanding as of March 15, 2001, with a weighted average exercise price of $4.94;

•	52,727 shares of common stock issuable upon exercise of warrants outstanding as of March 15, 2001, with a weighted average exercise price of $4.71;

•	1,200,000 shares of common stock issuable upon exercise of the public warrants; and

•	120,000 shares of common stock issuable upon exercise of the underwriters’ warrants and 120,000 shares of common stock issuable upon exercise of the public warrants underlying the underwriters’ warrants.

SUMMARY FINANCIAL INFORMATION

	Years Ended December 31,

	1999	2000

Statements of Operations Data:

Net sales	$2,208,488	$3,412,620

Gross margin	120,002	1,574,231

Loss from operations	(1,386,838)	(46,885)

Net loss	(1,666,733)	(473,247)

Basic and diluted net loss per share of common stock	$(0.54)	$(0.19)

Basic and diluted shares of common stock	3,076,410	2,482,976

	December 31, 2000

	Actual	As adjusted

Balance Sheet Data:

Working capital (deficiency)	$(1,069,344)	$6,580,656

Property and equipment, net	274,273	1,024,273

Total assets	1,039,066	8,737,212

Total long-term debt	2,822,144	2,822,144

Stockholders’ equity (deficit)	$(3,617,215)	$4,782,785

      The as adjusted balance sheet data reflects:

•	the receipt of approximately $8,400,000 as the estimated net proceeds from the sale of 800,000 units offered by us in this offering at an assumed public offering price of $13.00 per unit, after deducting the underwriting discount, expense allowance and estimated offering expenses; and

•	our planned use of the net proceeds of this offering.

      Notice to New Jersey investors: Offers and sales in this offering in New Jersey may only be made to accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. Under Rule 501(a), to be an accredited investor an individual must have (i) a net worth or joint net worth with the individual’s spouse of more than $1,000,000 or (ii) income of more than $200,000 in each of the two most recent years or joint income with the individual’s spouse of more than $300,000 in each of those years and a reasonable expectation of reaching the same income level in the current year. Other standards apply to investors who are not individuals. There will be no secondary sales of the securities to persons who are not accredited investors for 90 days after the date of this offering in New Jersey by the underwriters and selected dealers.

      Notice to California investors. Each purchaser of Units in California, and each transferee of Units or components thereof in California, must meet, alone or with their spouse, one of the following suitability standards: (i) gross annual income of $60,000 and a minimum net worth of $250,000 (exclusive of home, home furnishings and automobile), or (ii) a minimum net worth (exclusive of home, home furnishings and automobile) of at least $500,000.

      We have rights to the following registered trademarks: TASER® and AIR TASER®. We also have the following unregistered trademarks: TASER Wave™, T-Wave™, AUTO TASER™, ADVANCED TASER™ and AFID™. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective holder.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing any units. Any of the following risks could materially harm our business, operating results and financial condition, and could result in a decrease in the trading price of our units, common stock or public warrants, or in a complete loss of your investment.

Risks Related to Our Business

We have no history of profitable operations and may incur future losses.

      Since our inception in 1993, we have incurred significant losses. Our net losses for the years ended December 31, 1999 and 2000 were $1.7 million and $473,000, respectively. We may never achieve or sustain profitability. At December 31, 2000, we had an accumulated deficit of approximately $6.8 million and negative stockholders’ equity of $3.6 million. We also had a net working capital deficit of $2.4 million and $1.1 million at December 31, 1999 and 2000, respectively. In addition, we expect our operating expenses to increase significantly as we expand our sales and marketing efforts and otherwise support our expected growth. Given these planned expenditures, we may incur additional losses in the near future.

Our business is difficult to evaluate because we have a limited operating history in the law enforcement and corrections market and have been focused on our current business strategy for only approximately one and one-half years.

      We revised our business strategy in late 1999 to concentrate on the law enforcement and corrections market. Accordingly, we have a limited operating history based on which you can evaluate our present business and future prospects. We face risks and uncertainties relating to our ability to implement our business plan successfully. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by newly-public companies that have recently changed their business strategies. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations, financial condition and prospects will be materially harmed.

We are materially dependent on acceptance of our products by the law enforcement and corrections market, and if law enforcement and corrections agencies do not purchase our products, our revenues will be adversely affected and we may not be able to expand into other markets.

      A substantial number of law enforcement and corrections agencies may not purchase our conducted energy, less-lethal weapons. In addition, if our products are not widely accepted by the law enforcement and corrections market, we may not be able to expand sales of our products into other markets. Law enforcement and corrections agencies may be influenced by claims or perceptions that conducted energy weapons are unsafe or may be used in an abusive manner. In addition, earlier generation conducted energy weapons may have been perceived as ineffective. Sales of our products to these agencies may also be delayed or limited by these claims or perceptions.

We substantially depend on sales of the ADVANCED TASER, and if this product is not widely accepted, our growth prospects will be diminished.

      In 2000, we derived the majority of our revenues from sales of ADVANCED TASERs and related cartridges, and expect to depend on sales of this product for the foreseeable future. A decrease in the prices of or demand for this product line, or its failure to achieve broad market acceptance, would significantly harm our growth prospects, operating results and financial condition.

If we are unable to manage our projected growth, our growth prospects may be limited and our future profitability may be adversely affected.

      We intend to expand our sales and marketing programs and our manufacturing capability. Rapid expansion may strain our managerial, financial and other resources. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected. Our systems, procedures, controls and management resources also may not be adequate to support our future operations. We will need to continually improve our operational, financial and other internal systems to manage our growth effectively, and any failure to do so may lead to inefficiencies and redundancies, and result in reduced growth prospects and profitability.

We may face personal injury and other liability claims that harm our reputation and adversely affect our sales and financial condition.

      Our products are often used in aggressive confrontations that may result in serious, permanent bodily injury to those involved. Our products may cause or be associated with these injuries. A person injured in a confrontation or otherwise in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. If successful, personal injury, misuse and other claims could have a material adverse effect on our operating results and financial condition. Although we carry product liability insurance, significant litigation could also result in a diversion of management’s attention and resources, negative publicity and an award of monetary damages in excess of our insurance coverage.

Our future success is dependent on our ability to expand sales through distributors and our inability to recruit new distributors would negatively affect our sales.

      Our distribution strategy is to pursue sales through multiple channels with an emphasis on independent distributors. Our inability to recruit and retain police equipment distributors who can successfully sell our products would adversely affect our sales. In addition, our arrangements with our distributors are generally short-term. If we do not competitively price our products, meet the requirements of our distributors or end-users, provide adequate marketing support, or comply with the terms of our distribution arrangements, our distributors may fail to aggressively market our products or may terminate their relationships with us. These developments would likely have a material adverse effect on our sales. Our reliance on the sales of our products by others also makes it more difficult to predict our revenues, cash flow and operating results.

We expend significant resources in anticipation of a sale due to our lengthy sales cycle and may receive no revenue in return.

      Generally, law enforcement and corrections agencies consider a wide range of issues before committing to purchase our products, including product benefits, training costs, the cost to use our products in addition to or in place of other less-lethal products, product reliability and budget constraints. The length of our sales cycle may range from 60 days to a year or more. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by potential customers before they place an order. If these potential customers do not purchase our products, we will have expended significant resources and received no revenue in return.

Most of our end-users are subject to budgetary and political constraints which may delay or prevent sales.

      Most of our end-user customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. As a result, even if an agency wants to acquire our products, it may be unable to purchase them due to budgetary or political constraints. Some government agency orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays which frequently occur in connection with the acquisition of products by such agencies.

Government regulation of our products may adversely affect sales.

      Federal regulation of sales in the United States. Our weapons are not firearms regulated by the Bureau of Alcohol, Tobacco and Firearms, but are consumer products regulated by the United States Consumer Product Safety Commission. Although there are currently no federal laws restricting sales of our weapons in the United States, future federal regulation could adversely affect sales of our products.

      Federal regulation of international sales. Our weapons are controlled as a “crime control” implement by the United States Department of Commerce, or DOC, for export directly from the United States. Consequently, we must obtain an export license from the DOC for the export of our weapons from the United States other than to Canada. While we have a history of timely obtaining DOC export licenses for sales of our weapons to the majority of our international customers, unforeseen changes in U.S. export regulations could significantly and adversely affect our international sales.

      State and local regulation. Our weapons are currently controlled, restricted or their use prohibited by several state and local governments. Our weapons are banned from consumer sale or use in seven states: New York, New Jersey, Rhode Island, Michigan, Wisconsin, Massachusetts and Hawaii. Law enforcement use of our products is also restricted in Michigan, New Jersey, Rhode Island and Hawaii. Some municipalities, including Omaha, Nebraska and Washington, D.C., also prohibit consumer use of our products. Other jurisdictions may ban or restrict the sale of our products, and our product sales may be significantly affected by additional state, county and city governmental regulation.

      Foreign regulation. Certain foreign jurisdictions, including Japan, the United Kingdom, Australia, Italy and Hong Kong, prohibit the sale of conducted energy weapons, limiting our international sales opportunities.

If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

      Our future success depends in part upon our proprietary technology. Our protective measures, including a patent, trademarks and trade secret laws, may prove inadequate to protect our proprietary rights. Our United States patent on the construction of the gas cylinder used to store the compressed nitrogen in our cartridges expires in 2015. The holder of the patent on the process by which compressed gases launch the probes in our cartridges has licensed the technology covered by the patent for use in electronic weapons only to us and to two other companies. This patent expires in 2009. The scope of any patent to which we have or may obtain rights may not prevent others from developing and selling competing products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, lengthy, and expensive. In addition, our patents may be held invalid upon challenge, others may claim rights in or ownership of our patents.

We are subject to intellectual property infringement claims, which will cause us to incur litigation costs and divert management attention from our business.

      Any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management’s attention from our business. If our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements in order to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

      In early April 2001, a patent licensee sued us in the United States District Court, Central District of California. The lawsuit alleges that certain technology used in the firing mechanism for our weapons infringes upon a patent for which the licensee holds a license, and seeks injunctive relief and unspecified monetary damages. An outcome that is adverse to us, costs associated with defending the lawsuit, and the diversion of management’s time and our resources as a result of the claim could harm our business and our financial condition.

Competition in the law enforcement and corrections market could reduce our sales and prevent us from achieving profitability.

      The law enforcement and corrections market is highly competitive. We face competition from numerous larger, better capitalized and more widely known companies that make other less-lethal weapons and products, as well as from a small company that also sells conducted energy less-lethal weapons. Increased competition may result in greater pricing pressure, lower gross margins and reduced sales, and prevent us from achieving profitability.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation.

      Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. In 2000, we recalled a series of ADVANCED TASERs due to a defective component in connection with which we incurred expenses of approximately $9,000 and recorded an additional charge of approximately $41,000 to account for related future expenses. Defects in our products may result in a loss of sales, delay in market acceptance, injury to our reputation and increased warranty costs.

Our revenues and operating results may fluctuate unexpectedly from quarter to quarter, which may cause our stock price to decline.

      Our revenues and operating results have varied significantly in the past and may vary significantly in the future due to various factors, including changes in our operating expenses, market acceptance of our products and services, regulatory changes that may affect the marketability of our products, and budgetary cycles of municipal, state and federal law enforcement and corrections agencies. As a result of these and other factors, we believe that period-to-period comparisons of our operating results may not be meaningful in the near term and that you should not rely upon our performance in a particular period as indicative of our performance in any future period.

Our dependence on third-party suppliers for key components of our weapons could delay shipment of our products and reduce our sales.

      We depend on certain domestic and foreign suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components or subassemblies and reduced control over pricing and timing of delivery of components and subassemblies. Specifically, we depend on suppliers of sub-assemblies, machined parts, injection molded plastic parts, printed circuit boards, custom wire fabrications and other miscellaneous custom parts for our products. The final assembly of the cartridges used in the firing of our weapons was prevented for four weeks beginning in November 2000 by a supplier’s receipt of defective wire used as a component in the cartridges. We also do not have long-term supply agreements with any of our suppliers. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

      The relative change in currency values creates fluctuations in product pricing for potential international customers. These changes in foreign end-user costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively affect the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

If we were to default under our revolving credit agreement, the bank could proceed against substantially all of our assets, making it impossible for us to continue operations.

      We have recently entered into a revolving credit agreement with a bank and pledged substantially all of our assets, other than our intellectual property, to secure such indebtedness. If for any reason we were unable to meet our payment obligations, we would be in default under such agreement and the bank could declare our debt immediately due and payable and proceed against its collateral. In such event, much of our equipment and inventory would likely be sold to others, and we would be unable to continue operations.

Pending litigation may subject us to significant litigation costs and divert management attention from our business.

      A former distributor of our products has filed a lawsuit in the state of New York asserting certain rights of exclusive sales representation with respect to our products. The former distributor claims that he has the exclusive right to market and sell our products to an extensive list of our current and potential customers throughout the United States. The suit was dismissed in February 2001 for lack of personal jurisdiction of the New York court. In March 2001, the former distributor appealed the dismissal. In addition, in early April 2001, a patent licensee sued us in the United States District Court, Central District of California. The lawsuit alleges that certain technology used in the firing mechanism for our weapons infringes upon a patent for which the licensee holds a license, and seeks injunctive relief and unspecified monetary damages. An outcome that is adverse to us, costs associated with defending these lawsuits and the diversion of our management’s time and our resources as a result of these claims could harm our business or financial condition.

Risks Related to This Offering

We may use the proceeds of this offering in ways that do not improve our operating results or the market value of our securities.

      We intend to use the net proceeds from this offering for increased sales and marketing efforts, purchases of inventory, repayment of a portion of our stockholder and other debt, general corporate purposes, research and development, and purchases of production tooling and equipment. Repayment of our debt will not directly improve our operating results. Our management will retain broad discretion and significant flexibility in applying the net proceeds from this offering. If our management does not apply the proceeds effectively, our business will be harmed.

You will suffer immediate and substantial dilution of your investment.

      We anticipate that the initial public offering price of the units will be substantially higher than the net tangible book value per share of our common stock after this offering. As a result, you will incur immediate dilution of approximately $6.91, or 81%, in net tangible book value for each share of our common stock included in the units you purchase.

There has been no prior market for our securities and a public market for our securities may not develop or be sustained.

      Prior to this offering, you could not buy or sell our securities publicly. If an active public market for our securities does not develop after this offering, the market price of our securities may fall below their initial public offering price, and the liquidity of your investment may be significantly limited.

The initial public offering price of our units may not accurately reflect their future market performance.

      The initial public offering price of the units has been determined based on negotiations between the underwriters’ representative and us. The initial public offering price may not be indicative of future market performance and may bear no relationship to the price at which our units, common stock or public warrants will trade.

The price of our securities may be volatile, which may lead to losses by investors.

      The stock market has recently experienced significant price and volume fluctuations. You may not be able to resell our securities at or above the initial public offering price. The price of our securities may fluctuate significantly in response to a number of factors, including:

•	Our quarterly operating results;

•	Changes in earnings estimates by analysts and whether our earnings meet or exceed such estimates;

•	Announcements of technological innovations by us or our competitors;

•	Additions or departures of key personnel; and

•	Other events or factors that may be beyond our control.

      Volatility in the market price of our securities could lead to claims against us. Defending these claims could result in significant litigation costs and a diversion of our management’s attention and resources.

Future sales of our common stock by our existing stockholders could decrease the trading price of our common stock.

      Sales of a large number of shares of our common stock in the public markets after this offering, or the potential for such sales, could decrease the trading price of our common stock and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering, there will be 2,710,754 shares of our common stock outstanding. The 1,200,000 shares of common stock sold in this offering and the 1,200,000 shares of common stock reserved for issuance upon exercise of the public warrants sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by our “affiliates,” as that term is defined in such act. An additional 1,927,049 shares of common stock, including shares issuable upon exercise of the underwriters’ warrants, may become outstanding upon exercise or conversion of options or warrants currently outstanding or sold in this offering, subject to various lock-up agreements prohibiting the sale of such shares for one year following completion of this offering.

The exercise of previously issued options and warrants may dilute your investment in our shares and impair our ability to obtain equity financing.

      As of March 15, 2001, in addition to the 1,510,754 shares outstanding, there were currently outstanding options to purchase 434,322 shares of our common stock, 119,055 of which were currently exercisable. We have reserved an additional 259,000 shares of our common stock for issuance pursuant to options that may be granted in the future to key employees, and others, under our 2001 Stock Option Plan. In addition, we have issued warrants to acquire up to 52,727 shares of our common stock. While such options and warrants are outstanding, the holders of such securities have the opportunity to profit from a rise in the value or market price of our common stock, and the exercise of these options and warrants could dilute the then book value per share of our common stock. The existence of these options and warrants could adversely affect the terms at which we could obtain additional equity financing. Moreover, the holders of the options and warrants may be expected to exercise them at a time when we could obtain equity capital on terms more favorable than those provided by the options and warrants.

We will need to comply with federal and state securities laws to maintain the tradeability of our securities.

      We must maintain in effect the registration statement filed with the Securities and Exchange Commission with respect to the units and must also comply with the securities laws of a state for the units, common stock and public warrants to be tradeable in that state. If we do not comply with federal or state securities laws, your ability to sell the securities offered by this prospectus may be significantly reduced.

Certain of our directors or investors will personally benefit from the use of the proceeds of this offering.

      We will use the proceeds from this offering to repay approximately $100,000 of unreimbursed business expenses to our chairman and to retire the interest accrued through March 1, 2001 on our outstanding stockholder notes. In addition, if the over-allotment option granted to the representative of the underwriters is exercised in full, approximately $1.3 million in stockholder notes, including a note issued to our chairman, will be retired. This debt matures July 1, 2002, unless extended.

Our directors and executive officers will continue to control us after this offering, which may lead to conflicts with stockholders over corporate governance.

      Following completion of this offering, our directors and executive officers will beneficially own approximately 53% of our outstanding common stock. These stockholders, acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may have the effect of delaying or preventing a third party from acquiring or merging with us. In addition, prior to the appointment of disinterested, independent directors to our board of directors in January 2001, certain past transactions, including issuances of stock and options to and borrowings from officers and directors, were not approved by two disinterested, independent directors at the time of the transaction.

We do not intend to pay cash dividends in the foreseeable future.

      Any investors who have or anticipate any need for immediate income from their investment should not purchase any of the units offered hereby.

Provisions of our charter documents and Delaware law may have anti-takeover effects that could hinder a change in our corporate control, which may cause the market price of our securities to decline.

      Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

•	authorizing our board of directors to issue preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms; and

•	allowing written stockholder actions only by unanimous consent.

      Provisions of Delaware law, including provisions that prohibit business combinations with entities holding greater than a threshold amount of voting stock, also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our securities to decline.

You should not rely upon our forward-looking statements.

      Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 800,000 units that we are selling in this offering will be approximately $8,400,000, or $9,772,800 if the representative exercises its over-allotment option in full, based on an assumed public offering price of $13.00 per unit, and after deducting the underwriting discount, expense allowance, and estimated offering expenses of $752,000 payable by us.

      We expect to allocate the net proceeds of this offering as follows:

	Approximate	Approximate
	Amount	Percentage

Payment of note payable to stockholder	$100,000	1%

Accrued interest on notes payable to stockholders	300,000	4

Payment of notes due to unrelated private lender, including accrued interest	612,000	7

Payment of note to third party vendor	190,000	2

Purchases of inventory	1,700,000	20

Sales and marketing programs	2,820,000	34

Research and development	750,000	9

Production tooling and equipment	750,000	9

Other working capital/general corporate purposes	1,178,000	14

Total	$8,400,000	100%

      The debt we intend to repay includes:

•	a $99,794 note at an interest rate of 10% payable to Phillips Smith, our chairman and a stockholder, for unreimbursed business expenses;

•	$300,400 of accrued interest on notes payable to Bruce Culver, a director and stockholder, and Phillips Smith, consisting of $268,300 outstanding at December 31, 2000 and accrued interest for the period from January 1, 2001 through March 31, 2001 of approximately $32,100;

•	$611,500 of notes and accrued interest at interest rates ranging from 11% to 18%, payable to an unrelated private lender; and

•	a $189,980 note at an interest rate of 10% payable to a third-party vendor.

Further, if the representative exercises its over-allotment option in full, we will repay the principal on other outstanding stockholder notes of approximately $1.3 million which currently mature in July 2002.

      We intend to use the portion of the net proceeds of this offering allocated to sales and marketing programs in the next two years to develop a national and international program to educate law enforcement, corrections and government agencies about our products. We also intend to dedicate such proceeds in 2002 and 2003 to the development of a consumer market through activities including the addition of a customer service department and the sponsorship of new consumer advertising campaigns.

      We may use the portion of the net proceeds of this offering currently allocated to other working capital/general corporate purposes to take advantage of early payment discounts which may be available from our suppliers, prepay some of our capital leases or reduce our current liabilities other than amounts owing to related parties. Although we currently have no agreements or commitments to do so, we may also use a portion of the net proceeds to license or acquire new products, technologies or intellectual property or to acquire or invest in businesses complimentary to ours. We have no current plans or proposals pending for any such acquisitions or investments. Pending application of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment grade securities.

      The foregoing discussion is merely an estimate based on our current business plan. Our actual expenditures may vary depending upon circumstances not yet known, such as the time actually required to reach a positive cash flow or to successfully expand the market for our products.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends in the foreseeable future. Currently, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2000 on an actual basis and on a pro forma basis, after giving effect to our reincorporation in Delaware, our related 1-for-6 reverse stock split, and the sale of 800,000 units offered hereby at an estimated price of $13.00 per unit and the proposed application of the estimated net proceeds therefrom. This table should be read in conjunction with, and is qualified by, the financial statements and notes thereto included elsewhere in this prospectus.

	December 31, 2000

	Actual	Pro Forma

	(dollars in thousands)

Current portion of note payable(1)	$100	$—

Current portion of notes payable to stockholders	125	—

Accounts payable	300	—

Note payable to a third party vendor	190	—

Accrued interest on notes payable to stockholders	268	—

	$983	$—

Long-term notes payable to stockholders and others, and capital lease obligations, excluding current portion	$2,822	$2,822

Stockholders’ equity (deficit)

Preferred stock $0.00001 par value, 25,000,000 shares authorized; no shares issued and outstanding	—	—

Common stock $0.00001 par value, 50,000,000 shares authorized; 3,177,421 shares issued and outstanding actual, 4,377,421 shares issued and outstanding pro forma(2)	—	—

Additional paid-in capital	4,257	5,863

Common Stock held in treasury, at cost, 1,666,667 shares as of December 31, 2000	(1,000)	(1,000)

Deferred compensation	(80)	(80)

Retained earnings (deficit)(3)	(6,794)	—

Total stockholders’ equity (deficit)	(3,617)	4,783

Total capitalization (deficiency)	$(795)	$7,605

(1)	Subsequent to December 31, 2000, an unrelated private lender loaned us $500,000, which is due to be repaid, with accrued interest, from proceeds from this offering upon its closing or by July 1, 2002, whichever is earlier.

(2)	Does not include (i) 434,322 shares of common stock issuable upon exercise of stock options issued pursuant to our stock option plans, which have a weighted average exercise price of $4.94 per share, (ii) an additional 52,727 shares of common stock issuable upon exercise of warrants outstanding, which have a weighted average exercise price of $4.71, (iii) the shares of common stock exercisable upon exercise of the public warrants, and (iv) the shares of common stock underlying the units issuable upon exercise of the representative’s over-allotment option or the underwriters’ warrants.

(3)	Our accumulated deficit, which was $6.8 million at December 31, 2000, was reclassified into additional paid-in capital upon the termination of our S-corporation tax status in the first quarter of 2001.

DILUTION

      If you invest in our units, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the share of common stock included in the unit and nothing to the warrant included in the unit. As of December 31, 2000, our net tangible book value was a negative $3,617,215, or a deficiency of $2.39 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our units in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into effect any changes in the net tangible book value after December 31, 2000, other than to give effect to the sale of 800,000 units, each consisting of one and one-half shares of common stock and one and one-half warrants, each whole warrant to purchase one share of common stock, in this offering at the assumed initial public offering price of $13.00 per unit, in the aggregate, or $8.67 per one share of common stock and one warrant to purchase one share of common stock, and the application of the net proceeds of this offering, the net tangible book value of TASER as of December 31, 2000 would have been $4,782,785, or $1.76 per share. This represents an immediate increase of $4.15 per share of common stock to existing stockholders and an immediate dilution of $6.91 per share of common stock to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per one share of common stock and one warrant to purchase one share of common stock		$8.67

Net tangible book value (deficiency) per share before this offering	$(2.39)

Increase in net tangible book value per share attributable to new investors	$4.15

As adjusted net tangible book value per share after this offering		$1.76

Dilution in net tangible book value per share to new investors		$6.91

      The following table summarizes as of December 31, 2000 the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	1,510,754	56%	$3,189,548	23%	$2.11

New investors	1,200,000	44%	10,400,000	77%	$8.67

Total	2,710,754	100%	$13,589,548	100%

      The above computations assume no exercise of outstanding options to purchase 434,322 shares of our common stock as of March 15, 2001, which have a weighted average exercise price of $4.94 per share, or outstanding warrants to purchase 52,727 shares of our common stock as of March 15, 2001, which have a weighted average exercise price of $4.71 per share, the representative’s over-allotment option, the public warrants included in units sold in this offering or the underwriters’ warrants, as the exercise of such securities would be anti-dilutive. If the representative’s over-allotment option is exercised in full, dilution per share to new investors would be $6.54 per share of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Risk Factors” and those included elsewhere in this prospectus.

Overview

      We began operations in Arizona in 1993 for the purpose of developing and manufacturing less-lethal self-defense devices. From inception until the introduction of our first product, the AIR TASER, in 1994, we were in the development stage and focused our efforts on product development, raising capital, hiring key employees and developing marketing materials to promote our product line.

      In 1995 and 1996, we focused our efforts on promoting retail sales and establishing distribution channels for the AIR TASER product line. However, our marketing efforts were limited by a non-compete agreement prohibiting the company from marketing or selling our products to the U.S. law enforcement and military markets. Accordingly, initial sales of the AIR TASER were limited to the consumer market. While early sales in this market were promising, by the end of 1996 we were unable to establish consistent sales channels in the consumer marketplace and sales declined. In late 1996, we relocated our production facilities to Mexico to reduce production costs.

      In 1997, we introduced our second product line, the AUTO TASER. The initial market response to the AUTO TASER suggested the demand for this product would more than compensate for the declining AIR TASER sales. Because of strong pressure from pre-production orders, we accelerated the development of the AUTO TASER. As a result of this acceleration, production costs of the AUTO TASER far exceeded initial projections, and we experienced a substantial amount of AUTO TASER returns due to product defects.

      The non-compete agreement that had precluded sales to the law enforcement and military markets expired in 1998. During this year, we focused our development efforts on the ADVANCED TASER product line, a redesigned and enhanced version of the AIR TASER, targeted primarily to the U.S. law enforcement and corrections market. During 1998, in addition to $66,000 paid to outside research and development consultants, we also incurred substantial internal unallocated expenses associated with the development of the ADVANCED TASER. Further, end-user sales of the AUTO TASER continued to decline, and product returns remained higher than expectations.

      In August 1999, the AUTO TASER product line was discontinued and we closed our production facility in Mexico. We sold all remaining finished goods associated with the AUTO TASER product line by the end of the first quarter of 2000. Following closure of our Mexican facility, we outsourced the production of the AIR TASER and certain non-proprietary assemblies to a third-party assembler. We shifted our focus to completion of the ADVANCED TASER development project and introduced the first ADVANCED TASER units for sale to law enforcement customers in December 1999. As a result of these activities and product development expenses, we had accumulated a deficit of $6.3 million by December 31, 1999.

      The first full year of the ADVANCED TASER product line sales was 2000. We spent the year focusing on building the distribution channel for marketing the product line and developing a nationwide training campaign to introduce the product line to law enforcement agencies, primarily in North America.

      In the first quarter of 2001, we discontinued the outsourcing of the final assembly of our products and moved such final assembly to our facility in Scottsdale, Arizona. As a result of this change, we anticipate that our direct labor costs will represent a larger portion of our total costs of products sold, but that our total costs of products sold, including direct material and labor and overhead costs, will be slightly lower as a percentage of our net sales in 2001.

Results of Operations

  Years ended December 31, 1999 and 2000

      The following table shows the percentage of total revenues represented by selected items included in our statements of operations:

	Year Ended
	December 31,

	1999	2000

Net Sales	100%	100%

Less Costs of Products Sold:

Direct Manufacturing Expense	45.3%	39.6%

Indirect Manufacturing Expense	49.3%	14.3%

Total Cost of Products Sold	94.6%	53.9%

Gross Margin	5.4%	46.1%

Sales, General and Administrative Expense	65.3%	47.3%

Research and Development Expense	2.9%	0.2%

Loss from Operations	(62.8)%	(1.4)%

Interest Expense	12.7%	12.5%

Net Loss	(75.5)%	(13.9)%

      Net sales. Net sales increased $1.2 million, or 54.5%, from $2.2 million for the year ended December 31, 1999 to $3.4 million for the year ended December 31, 2000. The increase was due almost entirely to the first full year of sales of the ADVANCED TASER, primarily to law enforcement agencies. The increase in sales was partially offset by the decline in AUTO TASER sales due to the discontinuation of this product line and somewhat lower sales of the AIR TASER to consumers.

      For the years ended December 31, 1999 and 2000, sales by product line were as follows:

Product Line	1999	%	2000	%

ADVANCED TASER (including cartridges and accessories)	$80,000	4%	$2,099,000	62%

AIR TASER (including cartridges and accessories)	1,311,000	59%	1,241,000	36%

AUTO TASER (including accessories)	601,000	27%	24,000	1%

Miscellaneous sales (components, freight, services, equipment)	216,000	10%	49,000	1%

Net sales	$2,208,000	100%	$3,413,000	100%

      Cost of products sold. Cost of products sold decreased from $2.1 million in 1999, or 94.5% of net sales, to $1.8 million in 2000, or 53.9% of net sales. The decrease in cost of products sold as a percentage of net sales was due primarily to the lower direct production costs associated with the AIR and ADVANCED TASERs, which averaged 29.8% of gross sales as compared to 59.8% of gross sales for the AUTO TASER, and a one-time charge related to the phase out of the AUTO TASER product line of approximately $355,000 in 1999 included in indirect manufacturing expense. In 2001, we anticipate our cost of products sold will decrease as a percentage of net sales due to lower labor costs, greater labor productivity, lower materials cost and greater operating control, all in connection with the transfer of our product assembly operations from Mexico to the United States.

      For the two years ended December 31, 2000, our principal product costs included the following:

•	Direct materials: For the first eight months of 1999, direct materials included raw materials as well as supplies used in production. From September 1999 through February 2001, direct materials included our purchase price of finished goods from our contract manufacturer and raw materials. Direct materials represented the majority of our direct manufacturing expense.

•	Direct labor: Direct labor represented the expenses incurred in our Scottsdale, Arizona facility for the assembly and packaging of sub-assemblies. Once finished, these sub-assemblies were transferred to our contract manufacturer for insertion into our finished products. In the first eight months of 1999, direct labor included wages paid to employees in our Mexican production facility.

•	Shipping expense: Shipping expense included those costs associated with shipping finished products to our customers. These costs included freight paid to ship orders, special handling charges and related transaction fees.

•	Indirect manufacturing expense: Indirect manufacturing expense included the indirect costs associated with producing our products, such as rent on production facilities, depreciation on production equipment and tooling, engineering and support salaries and other indirect manufacturing costs.

      In 2001, our product cost structure will be significantly different than in 1999 and 2000 primarily due to the discontinuation of our use of our contract assembler. Specifically, our cost of direct materials will include only the cost of components and supplies required to manufacture our finished goods. Our direct labor and manufacturing costs will continue to be allocated to cost of products sold, but should be lower than in 2000 due to the consolidation of our product manufacturing and assembly operations at our new facility in Scottsdale, Arizona.

      Gross margin. Gross margin increased $1.5 million, or 1211.8%, from $120,000 in 1999 to $1.6 million in 2000. Our gross profit margin was 5.4% of net sales in 1999 compared to 46.1% in 2000 due to increased sales of higher margin ADVANCED TASER products and the one-time write off of $355,000 taken in 1999 as a result of the phase out of the AUTO TASER. We anticipate our gross margin will increase to approximately 60% of net sales in 2001 primarily due to increased sales of higher margin ADVANCED TASER products, partially offset by relocation costs associated with the transfer of our product assembly operations from Mexico to the United States.

      Sales, general and administrative expenses. Sales, general and administrative expenses increased by $171,000, or 11.9%, from $1.4 million in 1999 to $1.6 million in 2000. Sales, general and administrative expenses were 65.3% of net sales in 1999 compared to 47.3% of net sales in 2000. These costs increased to support the sales of the ADVANCED TASER and include sales commissions and product demonstration costs. However, sales, general and administrative expenses declined as a percentage of sales in 2000 due to the fixed nature of certain of these costs and increased gross margins attributable to the ADVANCED TASER product line.

      Interest expense. Interest expense increased by $146,000, or 52.3%, from $280,000 in 1999 to $426,000 in 2000. The increase reflects the cost of the higher level of related party debt in 2000 over 1999, primarily used to fund working capital. In addition, we issued warrants and options in 2000 valued at $93,907 to certain stockholders in return for providing loans to us.

      Corporate tax status. Prior to our reincorporation in Delaware in February 2001, we were an S-corporation, which allowed all the tax attributes to flow through to the stockholders. In February 2001, we changed our tax reporting status to that of a C-corporation. When we changed our reporting status, our accumulated shareholder deficit was converted to additional paid-in capital. As a result, there are also no net operating loss carry forwards available to us.

      Net loss. Our net loss decreased $1.2 million, or 71.6%, from $1.7 million in 1999 to $473,000 in 2000. Basic and diluted net loss per common share was $0.54 in 1999 compared to $0.19 in 2000. The reduced net loss in 2000 resulted primarily from increased sales volume and increased gross margins attributable to sales of the ADVANCED TASER line.

Liquidity and Capital Resources

      We have sustained significant operating losses since our inception. In 1999 and 2000, we financed our operations through advances from and investments by major stockholders, and bank financing guaranteed by major stockholders.

      Liquidity. We had a working capital deficiency of $2.4 million at December 31, 1999 and $1.0 million at December 31, 2000. The improvement in working capital from 1999 to 2000 was largely due to the extension of short-term related party debt in 1999 to long-term debt in 2000. In both 1999 and 2000, cash was used primarily to fund operating losses and for investment in property and equipment.

      In 2000 we generated cash from operations of $8,000, primarily as a result of a significant customer deposit of $440,000 received in December 2000. In 1999, operations consumed $704,000 in cash. We have not historically generated sufficient cash from operations to fund future growth or to repay our long-term debt that principally comes due July 1, 2002. However, we anticipate that our cash flow from operations will be at least break-even in 2001 because we expect our sales will increase and our cost of products sold will decrease as a percentage of our total revenues, generating both positive cash flow and net income. We believe that, with anticipated cash flow from operations for 2001 and the completion of this offering, our cash resources will be adequate to meet our expected future liquidity needs for approximately the next two years.

      Capital resources. We have funded our operating deficits primarily through loans from two major stockholders, Phillips Smith and Bruce Culver. Our indebtedness to these stockholders totaled $2.9 million at December 31, 2000. $1.3 million of this debt matures in July 2002 and bears interest at a rate of 10%.

      In the event this offering is not completed, we have an agreement with Messrs. Smith and Culver whereby we may extend the maturity date of their outstanding notes for a period not to exceed 24 months. We also may retire the debt at any time without penalty. In addition, Mr. Culver has established a non-revocable letter of credit in the amount of $500,000 on our behalf that we can use to fund any shortfalls in our monthly capital requirements. This letter of credit expires on the earlier of the closing of this offering or December 31, 2001.

      Subsequent to December 31, 2000, an unrelated private lender loaned us $500,000 to fund working capital. The related promissory note carries interest at 18% and matures at the earlier of the completion of this offering or July 2002. In return for his loan, we granted him 5,000 ten-year warrants with an exercise price of $10 per share. The fair value of these warrants is approximately $9,600.

      Also subsequent to December 31, 2000, we obtained a revolving line of credit with a bank with a total commitment of up to $1.5 million. The line was fully used to repay a $1.5 million promissory note to Bruce Culver, is secured by assets of Mr. Culver and substantially all of our assets other than our intellectual property, and has an interest rate of bank prime plus 1%. The line matures on April 30, 2002 and requires us to make monthly interest payments until such date.

      Capital commitments. At December 31, 2000, we had no material commitments for capital expenditures. Other commitments include rental payments under operating leases for office space and equipment, and commitments under employment contracts with our chief executive officer, president, and chief financial officer.

BUSINESS

Company overview

      We develop, assemble and market less-lethal, conducted energy weapons primarily for use in the law enforcement and corrections market. Over 400 police departments in the United States have made initial purchases of our products and 15 police departments, including San Diego, Sacramento, and Albuquerque, have purchased our products for every patrol officer. As of February 1, 2001, more than 200 additional police departments were evaluating our newest product, the ADVANCED TASER.

      We sell two principal products. We introduced the AIR TASER in 1994 and targeted it primarily at the consumer market. We designed the AIR TASER to look like a cellular telephone or other consumer electronic item, rather than a weapon. The terms of an agreement we signed with Electronic Medical Laboratories, Inc., doing business as Tasertron, the original licensee of a patent on certain technology used in our weapons, precluded us from selling our products to United States law enforcement, corrections and military agencies until February 1998. After expiration of this agreement, we introduced the ADVANCED TASER, an upgraded and redesigned version of the AIR TASER, to appeal to the law enforcement and corrections market. It uses the same basic operating principle as the AIR TASER but produces four times the AIR TASER’s power output. It is also pistol-shaped to make it easier for police officers to use. The ADVANCED TASER can be sold with an integrated laser sight and a built-in memory option to record the time and date of up to 585 firings. We believe the ADVANCED TASER will also appeal to the private security, military and consumer markets, and intend to pursue sales in these markets after further penetrating the law enforcement and corrections market.

Industry background

      The market for less-lethal weapons includes law enforcement agencies, correctional facilities, military agencies, private security guard companies and retail consumers. We believe law enforcement officials are the opinion leaders regarding market acceptance of new security products. In recent years, successful new security products — such as the GLOCK handgun and the Mag-Lite flashlight — were first marketed to and accepted by police departments. We therefore focus on the law enforcement agency segment of the market for less-lethal weapons.

      According to a 1997 report issued by a unit of the United States Department of Justice, nearly all local police departments and all federal law enforcement agencies have a use-of-force policy that dictates the level of force its officers can use to respond to various situations. A police officer is trained to use only the minimum force necessary to overcome the threat of injury or violence posed by a suspect. For example, under most policies, an officer may not use lethal force unless a subject poses a threat of significant bodily injury or fatality to the officer or other persons.

      In fact, studies by the Associated Press have concluded that most police officers never deploy lethal force in the course of their careers. While the vast majority of law enforcement officers around the world are armed with firearms, only a small percentage will actually ever use them. A 1996 study jointly published by the United States Department of Justice and the National Institute of Justice, however, indicates that police officers use less-lethal force on a regular basis. Less-lethal force can range from a control hold to the use of a baton, chemical spray, or other means to control a subject that is actively resisting the officer.

      Police officers are often injured while trying to subdue a suspect with less-lethal force. Traditional tactics such as using a baton or fist to control a suspect result not only in a significant risk of injury to the suspect, but also a significant risk that the officer will be injured. If an officer can subdue a suspect from a safe distance using effective less-lethal weapons, he greatly reduces the probability that he or the suspect, as well as bystanders, will be injured during a confrontation.

      A variety of new less-lethal weapons have been developed to address the need to temporarily incapacitate an attacker without causing permanent injury or fatality. These weapons vary in approach, but generally include stun guns, batons and clubs, chemical sprays, rubber bullets, pepper balls and other impact munitions. Each weapon has distinct advantages and disadvantages, and law enforcement agencies require different tools for different situations. We believe that the following characteristics of less-lethal weapons are the most important to law enforcement agencies:

•	Effectiveness: temporary incapacitation of aggressive suspects;

•	Range: variable distance over which the weapon is effective;

•	Safety: low risk of injury or death;

•	Ease of use: simple operation, low maintenance and no contamination;

•	Dependability: reliability in many environments, product durability;

•	Accountability: tracking to reduce misuse of the weapon; and

•	Cost: low cost per use and possible reduction of litigation expense.

The ADVANCED TASER solution

      All our products are designed to perform well in terms of the above characteristics. We believe the ADVANCED TASER, however, offers the best combination of these characteristics currently available in a less-lethal weapon. In our opinion, this superior performance could make the ADVANCED TASER the less-lethal weapon of choice in many situations for law enforcement agencies and other security services.

•	Effectiveness

      Most less-lethal weapons rely upon a pain response for effect. A less-lethal weapon that inflicts only pain may not stop the most dangerous and aggressive suspects. The ADVANCED TASER is designed to cause complete yet temporary physical incapacitation, not just discomfort or distraction. In volunteer testing and field use, the ADVANCED TASER has incapacitated even highly focused individuals who have demonstrated the ability to fight through other less-lethal weapons that rely only on pain.

•	Range

      Batons and chemical sprays can only be used from close distances, usually less than five feet. Rubber bullets, beanbag rounds, and similar less-lethal impact weapons must be used at distances greater than 30 feet to minimize suspects’ injuries. Therefore, we believe that other less-lethal weapons as a group are generally ineffective between five and thirty feet. The ADVANCED TASER is designed to operate within this range. Since it is equally effective between zero and five feet, we believe the ADVANCED TASER represents a more versatile less-lethal weapon for encounters taking place within 21 feet.

•	Safety

      In tests involving over 1,000 human volunteers and in hundreds of field applications, the ADVANCED TASER has had no reported long-term, adverse after-effects. In field uses, our technology has been found to have a comparable or lower risk of injury to officers and suspects than other less-lethal technologies. Further, the recovery time from an application of the ADVANCED TASER is generally less than one minute. In contrast, recovery time from the application of chemical sprays can range from ten minutes to one hour. Recovery time from the effect of impact rounds can vary from hours to weeks, depending on bruising and bone breakage.

•	Ease of Use

      The ADVANCED TASER is shaped and designed to function like a standard handgun. Accordingly, it is easy for law enforcement officers to use during stressful situations, since their firearms training familiarizes them with the muscle movements required for its operation. It can be reloaded and fired again as quickly as a spent cartridge can be removed and a replacement cartridge inserted, typically in less than five seconds. Further, the weapon requires no maintenance other than a periodic battery check. The

ADVANCED TASER also does not leave contaminating residues, unlike chemical sprays that may contaminate buildings, vehicles or other closed facilities or officer uniforms.

•	Dependability

      The ADVANCED TASER operates effectively under a variety of unfavorable conditions, such as wind and rain, that render chemical sprays less effective. The ADVANCED TASER housing is constructed of high tensile-strength polycarbonate to withstand the rigors of typical police use.

•	Accountability

      The ADVANCED TASER incorporates features designed to reduce inappropriate use. Our cartridges contain numerous confetti-like Anti-Felon Identification tags, or AFIDs, which are scattered when the unit is fired. AFID tags recovered from usage sites can thus help identify the owner of the cartridge used. The ADVANCED TASER we market to law enforcement and corrections agencies also comes with a data port that records the exact time, date and duration of up to 585 firings.

•	Cost

      The ADVANCED TASER is sold to law enforcement agencies for approximately $400 per unit. The air cartridge ammunition is priced under $18 per shot. These prices are competitive with impact munitions and most other specialized less-lethal weapons, with the exception of the least expensive chemical sprays. However, the indirect costs of decontaminating buildings, vehicles, and uniforms resulting from the use of chemical sprays can place the ADVANCED TASER at an overall cost advantage per use.

      In addition, litigation costs for law enforcement agencies can be significant. Reducing the number of injuries and fatalities caused by law enforcement officers may reduce the number of suits filed against agencies for excessive use of force, wrongful death and injury. Further, reducing officer injuries minimizes medical claims and lost time for work-related injuries.

      As with other less-lethal weapons, we believe that these characteristics, particularly safety, may also have the benefit of increasing goodwill between law enforcement agencies and their communities. Community relations considerations can be particularly important at a time when almost any interaction with police can be videotaped and scrutinized by the media and the public.

Our strategy

      Key elements of our strategy for growth include the following:

•	Fully exploit the expanding law enforcement and corrections market.

      Our goal is to make the ADVANCED TASER the dominant less-lethal weapon for use by law enforcement and corrections agencies. Law enforcement officials are often viewed as experts with regard to weapons and other security products. As a result, we believe that widespread acceptance of the ADVANCED TASER in this market will enhance its credibility and represent a necessary first step toward expanding sales of our products in additional markets.

•	Expand into private security, military, and consumer markets.

      After increasing our presence in the law enforcement and corrections market, we intend to expand our penetration in the private security, military and consumer self-defense markets. We believe the same performance characteristics that will enable our products to succeed in the law enforcement and corrections market will also appeal to potential customers in these additional markets.

•	Develop enhanced less-lethal weapon technologies.

      We intend to improve our less-lethal weapons technology to provide further growth and market opportunities. Among other things, we intend to develop multiple shot capability and greater effective range. These innovations may increase our revenues by allowing us to sell upgraded less-lethal weapons and accessories, both to existing and potential new customers.

•	Acquire businesses that enhance our strategic position.

      We may acquire businesses that will complement our growth strategy and enhance our competitive position in our markets. However, we have no current plans for such acquisitions.

Markets

  Law enforcement and corrections

      Federal, state and local law enforcement agencies in the United States currently represent the primary target market for the ADVANCED TASER. According to United States Bureau of Justice statistics, there were nearly 19,000 of these agencies in the United States in 1996 that employed about 740,000 full-time, sworn law enforcement officers. In 1999, the United States Bureau of the Census estimated that there were more than 450,000 correctional officers in the United States.

      Acceptance of the ADVANCED TASER by United States police departments has been fairly rapid since its introduction in December 1999. We believe it could prove equally suitable for use in correctional facilities. The ADVANCED TASER is particularly useful in these confined and crowded settings since it provides a means of bringing virtually any individual under control without requiring the use of lethal force. We anticipate that some correctional officers will be armed with ADVANCED TASERs, particularly as its performance attributes become more familiar to the wider law enforcement community.

      In the law enforcement market, over 400 police departments have made initial purchases of the ADVANCED TASER for testing or deployment. In addition, 15 police departments, including San Diego, Sacramento, and Albuquerque, purchased enough of our weapons to issue one to each of their patrol officers.

  Private security firms and guard services

      A report of the Security Industry Association for 1999-2000 estimated that there were over 1.7 million privately employed security guards or personnel in the United States. They represent a broad range of individuals, including bodyguards, commercial and government building security guards, commercial money carrier employees, and many others. We believe that security personnel armed with ADVANCED TASERs could be as effective in many circumstances as those armed with conventional firearms. At the same time, arming guards with ADVANCED TASERs may reduce the potential liability of private security companies and personnel.

      A number of environments can prove problematic for the use of conventional firearms. The use of conventional firearms in airplanes, for example, poses a significant threat to the integrity of the aircraft and the safety of the passengers. Conventional firearms may also be inappropriate in subways, buses, transit systems, banks and casinos. In many of these crowded environments, the contamination associated with the use of chemical sprays could also pose significant problems.

      One large private security force overseas has ordered over 1,000 ADVANCED TASERs for delivery in Spring 2001. We are in the early stage of pursuing additional opportunities for sales of the ADVANCED TASER in private security markets, and have made only limited sales to date.

  Consumer/personal protection

      A 1997 survey sponsored by the National Institute of Justice found that, in 1994, 44 million Americans owned 192 million firearms, 65 million of which were handguns. We believe these handgun owners represent one segment of a potentially large consumer market for our products.

      As a result of our shift in focus, the share of our sales made to consumer markets fell sharply from 1999 to 2000. In 1999, sales to consumers represented 88% of total sales while these sales dropped to only 32% of total sales in 2000. We expect the relative share of sales to consumer markets to remain small in the next few years. Given the size of the potential consumer market, however, we believe consumer sales could contribute a substantial portion of our revenues in the future, particularly if the ADVANCED TASER becomes more established in the law enforcement and corrections market.

  Military

      Military police forces may use the ADVANCED TASER for purposes similar to those of civilian police units. Military peace-keeping forces also perform policing functions, and the ADVANCED TASER may prove an effective tool for these operations. The ADVANCED TASER may also be used by armed forces to reduce the possibility of civilian casualties resulting from combat operations on battlefields consisting of both civilians and combatants. We have yet to pursue sales opportunities in the military market.

Products

      Our weapons use compressed nitrogen to shoot two small electrified probes up to a maximum distance of 21 feet. The probes and compressed nitrogen are stored in a replaceable cartridge attached to the base of the weapon. Our proprietary replacement cartridges are sold separately.

      After firing, the probes discharged from our cartridges remain connected to the weapon by high-voltage insulated wires that transmit electrical pulses into the target. These electrical pulses, which we call TASER-Waves or T-Waves, are transmitted through the body’s nerves in a manner similar to the transmission of signals used by the brain to communicate with the body. The T-Waves temporarily overwhelm the normal electrical signals within the body’s nerve fibers, impairing subjects’ ability to control their bodies or perform coordinated actions. T-Waves can penetrate up to two inches of clothing and up to a class 3 bullet resistant vest, the second most protective of seven classes of bullet resistant vests. The initial effect lasts up to five seconds and the charge can be repeated for up to approximately ten minutes by repeatedly firing the weapon.

      Since all our weapons use the same cartridges, we can support multiple platforms and still achieve economies of scale in cartridge production. Our cartridges contain numerous colored, confetti-like tags bearing the cartridge’s serial number. These tags, referred to as Anti-Felon Identification tags, or AFIDs, are scattered when one of our weapons is fired. We require sellers of our products to participate in the AFID program by registering buyers of our cartridges. In many cases, we can use AFIDs to identify the registered owner of cartridges fired.

      We introduced our initial product, the AIR TASER, in 1994. We designed the AIR TASER to look like a cellular telephone rather than a weapon to target the consumer electronics market. Currently, the AIR TASER product line consists of the AIR TASER, a cartridge that shoots two small electrified probes up to 15 feet, an optional laser sight, and a number of holstering accessories. We continue to target the AIR TASER line to the consumer market.

      We developed the ADVANCED TASER product line, launched in December 1999, primarily for the law enforcement and corrections market. The ADVANCED TASER M26 is our primary product in this market and is sold exclusively to law enforcement and corrections agencies. The ADVANCED TASER M26 offers the following improvements over the AIR TASER:

•	Increased effectiveness: the ADVANCED TASER has four times the power of the AIR TASER and has proven effective in incapacitating over 99% of volunteers tested.

•	Better accountability: the ADVANCED TASER’s memory system records the time, date, and duration of up to 585 firings. By downloading this information periodically, law enforcement and corrections agencies can track every use of the ADVANCED TASER. These agencies can use this data to investigate potential misuse.

•	Ease of use: law enforcement and corrections officers have reported to us that the ADVANCED TASER’s familiar pistol shape and integrated laser sight minimize the training required for officers and make it easier to use.

      Our products are sold primarily through our network of distributors at a wide range of prices. Our most inexpensive consumer product is the entry-level consumer AIR TASER, with a retail price of $99. Our high-end consumer model, the ADVANCED TASER M18L with integrated laser sight, retails for $600. The ADVANCED TASER M26 is currently our best selling item. Distributors sell the M26 to law enforcement and corrections agencies for $400. Retail cartridge prices range from $16 to $30 per unit.

      In addition to weapons and cartridges, we sell holsters, attachments, cases and other accessories that complement our core products. Although to date these accessories have generated limited sales, they offer additional revenue opportunities and attractive margins.

      We offer a lifetime warranty on the AIR TASER. Under this warranty, we will replace any AIR TASER that fails to operate properly for a $25 fee. The AIR TASER is designed to disable an attacker for up to 30 seconds, and we encourage users to leave the unit and flee after firing it. As a result, we also provide free replacement units to consumers who follow this suggested procedure. To qualify for the replacement unit, users must file a police report that describes the incident and confirms the use of the AIR TASER. Historically, approximately 2% of the AIR TASERs sold by us have been returned by end users in connection with a warranty claim. Warranty costs under the AIR TASER replacement policy have been minimal to date.

      We offer a no-questions-asked lifetime replacement policy on the ADVANCED TASER. If the weapon fails to operate properly for any reason, we will replace it for a fee of $25. The fee is intended to help defray the handling and repair costs associated with product returns. This policy is attractive to our law enforcement and corrections agency customers. In particular, it avoids disputes regarding the source or cause of any defect. Due to our recent introduction of the ADVANCED TASER, we have created a reserve for product returns based on a 7% return rate. In 2000, we recalled a series of ADVANCED TASERs due to a defective component in connection with which we incurred expenses of approximately $9,000 and recorded an additional charge of approximately $41,000 to account for related future expenses.

Sales and marketing

      Law enforcement and corrections agencies represent our primary target market. In this market, the decision to purchase the ADVANCED TASER is normally made by a group of people including the agency head, his training staff, and weapons experts. The decision sometimes involves political decision-makers such as city council members. The decision-making process can take as little as a few weeks or as long as several years.

      United States distribution. With the exception of several accounts to which we sell directly, the vast majority of our law enforcement agency sales in the United States occur through our network of more than 25 independent regional police equipment distributors. To service these distributors and assist us in expanding sales to new ones, we retain two manufacturer’s representatives that call on potential distributors. We compensate our manufacturer’s representatives solely on a commission basis, calculated as a percentage of the sales they complete. Sales in the consumer market are made through different independent distributors, dealers, and retailers. We provide our distributors with performance-based incentive programs.

      International distribution. As a result of our shift in focus to the United States law enforcement and corrections market, our international sales efforts are currently limited to presentations and training seminars conducted by TASER personnel. We recently began introducing the ADVANCED TASER in Europe and parts of the Middle East, South America and Asia, but have yet to devote significant resources to these markets. Sales outside the United States and Canada accounted for 48% and 18% of total revenues in 1999 and 2000, respectively. In 2001, we expect international sales to account for approximately 10% of our total sales.

      We have worked in the past with more than 20 foreign distributors. These foreign distributors purchase products from us and resell them to sub-distributors, retail dealers or end users. We continue to provide most foreign distributors with short-term exclusive contracts to sell our products in a designated region. Although many of these relationships are inactive, we continue to ship products as ordered.

      Training Programs. Most law enforcement and corrections agencies will not purchase new weapons until a training program is in place to certify all officers in their proper use. We offer an eight-hour class that certifies law enforcement and corrections agency trainers as instructors in the use of the ADVANCED TASER. We have certified over 2,500 law enforcement training officers as ADVANCED TASER instructors. Our certification program is designed to make it easier for departments to comply with these training requirements.

      Fifty of our certified instructors have undergone further training and become certified as master instructors. We authorize these individuals to train other law enforcement and corrections agency trainers, not just end-users within these organizations. Twenty-five of our master instructors have agreed to conduct ADVANCED TASER training classes on a regular basis. These instructors independently organize and promote their own training sessions, and we provide them with logistical support. They are independent professional trainers, serve as local area TASER experts, and assist our distributors in conducting TASER demonstrations at other police departments within their regions. Through the end of 2000, we did not charge for attendance at these classes but now charge $195 per attendee. We pay master instructors a per-session training fee and a share of the attendance fees collected at each session that they conduct. These training sessions have led directly to the sale of ADVANCED TASERs to a number of police departments.

      Communications. In addition to our training programs, we regularly participate in a variety of trade shows and conferences. Our marketing efforts also benefit from significant free news coverage. Other marketing communications include video e-mails, press releases, and conventional print advertising in law enforcement trade publications. Our website also contains similar marketing information.

Manufacturing

      We have installed a new production line in our facility in Scottsdale, Arizona, where we have historically assembled the compressed nitrogen containers used in our air cartridges. After a review of our operating costs and changes in regulations pertaining to the export of the technology used to produce our weapons, we elected to move assembly operations from our subcontractor in Guaymas, Mexico to our new facility in Scottsdale. We own all of the additional production equipment used for the final assembly of our products in the Guaymas facility, and expect to move it to Scottsdale no later than May 2001.

      Our Scottsdale facility has approximately 6,000 square feet of assembly and warehouse space. We plan to employ between 15 and 25 assembly personnel by the end of 2001. After the move, our production capabilities will support the assembly of 2,000 ADVANCED TASERs, 1,000 AIR TASERs, and 24,000 cartridges per month on a single shift. We can expand our production capabilities by adding additional personnel and a second shift with negligible new investment in tooling and equipment. We expect our Scottsdale facility and tooling to be sufficient to support our current growth projections at least through 2003.

      We currently purchase finished circuit boards from First Electronics, Inc. and injection-molded plastic components from Frontier Tool & Mold, Inc., each located in Phoenix. Although we currently obtain these components from single source suppliers, we own the injection-molded component tooling used in their production. As a result, we believe we could obtain alternative suppliers without incurring significant production delays. We also purchase small machined parts from Asia Sourcing of Taiwan, China, and custom cartridge assemblies from MC Davis Company of Arizona City, Arizona. We believe that these or readily available alternative suppliers can consistently meet our needs for these components. We acquire most of our components on a purchase order basis and do not have long-term contracts with suppliers. We believe that our relations with our suppliers are good.

Competition

      In the law enforcement and corrections market, the ADVANCED TASER competes directly with the conducted energy weapon sold by Electronic Medical Research Laboratories, Inc., doing business as Tasertron. Tasertron is the sole remaining manufacturer of the original TASER weapon introduced in the 1970s. At March 31, 2001, over 430 police departments had purchased, in the aggregate, over 4,000 ADVANCED TASERs. We believe that approximately 400 police departments actively deploy the Tasertron weapon.

      We believe The ADVANCED TASER also competes indirectly with a variety of other less lethal alternatives. In the consumer market, the AIR TASER competes directly with a conducted energy weapon introduced by Bestex, Inc. in 1996, called the Dual-Defense, and indirectly with other less-lethal alternatives.

      Law enforcement and corrections market. Tasertron had an exclusive license to sell TASER products in the North American law enforcement and corrections market until February 1998. Compared to the Tasertron unit, our ADVANCED TASER offers reduced size, additional power, and a more convenient pistol-shaped design. We believe agencies choosing to employ a conducted energy weapon will prefer to adopt a single weapon system. Since its introduction, the ADVANCED TASER has competed successfully against the Tasertron unit, even in agencies that had previously purchased Tasertron units.

      Other less-lethal weapons, sold by companies such as Armor Holdings, Inc. and Jaycor, Inc., compete with our ADVANCED TASER indirectly. Many law enforcement and corrections personnel consider less-lethal weapons to be distinct tools, each best-suited to a particular set of circumstances. Consistent with this tool kit approach, purchasing any given tool does not preclude the purchase of one or several more. In other cases, budgetary considerations and limited space on officers’ belts dictate that only a limited number of less-lethal weapons will be purchased and carried. We believe the ADVANCED TASER’s versatility, effectiveness, and low injury rate enable it to compete effectively against other less-lethal alternatives.

      Consumer market. Conducted energy weapons have gained limited acceptance in the consumer market for less-lethal weapons. These weapons compete with other less-lethal weapons such as stun guns, batons and clubs, and chemical sprays. The primary competitive factors in the consumer market include a weapon’s cost, its effectiveness, and its ease of use. The widespread adoption of the ADVANCED TASER by law enforcement agencies may help us overcome a perceived historic lack of consumer confidence in conducted energy weapons.

Regulation

      United States regulation. The AIR TASER and ADVANCED TASER are subject to the same regulations. Neither weapon is considered a “firearm” by the Bureau of Alcohol, Tobacco, and Firearms. Therefore, no firearms-related regulations apply to the sale and distribution of our weapons within the United States. In the 1980s, however, many states introduced regulations restricting the sale and use of stun guns, inexpensive hand-held shock devices. We believe existing stun gun regulations also apply to our weapon systems.

      In many cases, the law enforcement and corrections market is subject to different regulations than the consumer market. Where different regulations exist, we assume the regulations affecting the consumer market also apply to the private security market except as the applicable regulations otherwise specifically provide. Based on a review of current regulations, we have determined the following states regulate the sale and use of our weapon systems:

State	Law Enforcement Use	Consumer Use

Connecticut	Legal	Legal, subject to restrictions
Florida	Legal	Legal, subject to restrictions
Hawaii	Prohibited	Prohibited
Illinois	Legal	Legal, subject to restrictions
Indiana	Legal	Legal, subject to restrictions
Massachusetts	Legal	Prohibited
Michigan	Prohibited (except for evaluation)	Prohibited
New Jersey	Prohibited	Prohibited
New York	Legal	Prohibited
North Carolina	Legal	Legal, subject to restrictions
North Dakota	Legal	Legal, subject to restrictions
Rhode Island	Prohibited	Prohibited
Washington	Legal	Legal, subject to restrictions
Wisconsin	Legal	Prohibited

      The following cities and counties also regulate our weapon systems:

City	Law Enforcement Use	Consumer Use

Annapolis	Legal	Prohibited
Baltimore	Legal	Prohibited
Chicago	Legal	Prohibited
Howard County, MD	Legal	Prohibited
Lynn County, OH	Legal	Legal, subject to restrictions
New York City	Legal	Prohibited
Philadelphia	Legal	Prohibited
Washington, D.C.	Legal	Prohibited

      United States export regulation. Our weapon systems are considered a crime control product by the United States Department of Commerce. Accordingly, the export of our weapon systems is regulated under export administration regulations. As a result, we must obtain export licenses from the Department of Commerce for all shipments to foreign countries other than Canada. Most of our requests for export licenses have been granted, and the need to obtain these licenses has not caused a material delay in our shipments. The need to obtain licenses, however, has limited or impeded our ability to ship to certain foreign markets. In addition, export regulations prohibit the further shipment of our products from foreign markets in which we hold an export license for the products to foreign markets in which we do not hold an export license for the products.

      In addition, in the fall of 2000, the Department of Commerce introduced new regulations restricting the export of the technology used in our weapon systems. These regulations apply to both the technology incorporated in our weapon systems and in the processes used to produce them. The technology export regulations do not apply to production that takes place within the United States. After moving our final assembly to our Scottsdale facility, these technology export regulations will no longer apply to us but will still apply to certain of our suppliers located outside of the United States.

      Foreign regulation. Foreign regulations are numerous and often unclear. We prefer to work with an exclusive distributor who is familiar with applicable regulations in each of our foreign markets. Experience with foreign distributors in the past indicates that restrictions may prohibit certain sales of our products in a number of countries. The countries in which we are aware of restrictions include Belgium, Denmark, Hong Kong, Italy, Japan, New Zealand, Norway, Sweden, Switzerland, and the United Kingdom. In

Australia, Canada, and India, we are also aware that sales of our products are permitted to law enforcement and corrections agencies but prohibited to consumers.

Intellectual property

      We protect our intellectual property with a variety of patents and trademarks. In addition, we use confidentiality agreements with employees and some suppliers to ensure the safety of our trade secrets. We hold a United States patent on the construction of the gas cylinder used to store the compressed nitrogen in our cartridges. This patent expires in 2015. We and two other companies are the only licensees for use in electronic weapons of the technology described in a United States patent held by John H. Cover, Jr. The licenses held by the other licensees may not be transferred and their rights under the licenses may not be expanded or modified without our approval. Mr. Cover’s patent covers the process by which compressed gases launch the probes in our cartridges and expires in 2009.

Using this compressed gas technology instead of gunpowder prevents our products from being classified as firearms by the Bureau of Alcohol, Tobacco and Firearms. We also have a broad-based patent application pending covering the energy wave form we developed for the ADVANCED TASER.

      We own the AIR TASER and TASER registered trademarks. We also have several unregistered trademarks.

      In early April 2001, James F. McNulty, Jr. sued us in the United States District Court, Central District of California. The lawsuit alleges that certain technology used in the firing mechanism for our weapons infringes upon a patent for which Mr. McNulty holds a license, and seeks injunctive relief and unspecified monetary damages. We believe we do not infringe this patent, that Mr. McNulty’s claims are without merit and that the litigation will have no material adverse effect on our business, operating results or financial condition.

Research and development

      Our research and development initiatives are led by our internal personnel and make use of specialized consultants when necessary. These initiatives include bio-medical research as well as electrical and mechanical engineering design. Future development projects will focus on reducing the size, extending the range, and improving the functionality of our weapons. Total research and development expenditures were $64,000 in 1999 and $7,100 in 2000.

Employees

      As of December 31, 2000, we had 16 full-time employees. Six employees were involved in sales, marketing and training. Two were employed in research, development and engineering. We also employed four administrative personnel and four in production support. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Facilities

      We conduct our operations from a modern 11,800-square-foot facility located in Scottsdale, Arizona. The monthly rent for this facility is approximately $11,000. Our lease expires on January 1, 2006. We believe this facility will meet our needs for the next three years and that additional space will be available on reasonable terms upon the expiration of our current lease or if we require additional space.

Legal proceedings

      In February 2000, Thomas N. Hennigan, a distributor of our products from late 1997 through early 2000 sued us in the United States District Court, Southern District of New York. Mr. Hennigan claims the exclusive right to sell our products to many of the largest law enforcement, corrections, and military agencies in the United States. He seeks monetary damages in the aggregate amount of $400 million against us and certain of our officers allegedly arising in connection with his service to us as a distributor on theories of our failure to pay commissions, breach of contract, interference with contract, and on related theories. We signed no contracts with Mr. Hennigan. We also believe that he has no reasonable basis for claims to informal or implied contractual rights. As a result, we believe his claims are without merit, and the litigation will have no material adverse affect on our business, operating results or financial condition. Mr. Hennigan’s suit was dismissed in February 2001 for lack of personal jurisdiction of the New York court. In March 2001, he appealed the dismissal.

      In early April 2001, James F. McNulty, Jr. sued us in the United States District Court, Central District of California. The lawsuit alleges that certain technology used in the firing mechanism for our weapons infringes upon a patent for which Mr. McNulty holds a license, and seeks injunctive relief and unspecified monetary damages. We believe we do not infringe this patent, that Mr. McNulty’s claims are without merit and that the litigation will have no material adverse effect on our business, operating results or financial condition.

Corporate information

      We were incorporated in Arizona in September 1993 as ICER Corporation. We changed our name to AIR TASER, Inc. in December 1993, and to TASER International, Incorporated in April 1998. In February 2001, we reincorporated in Delaware as TASER International, Inc.

MANAGEMENT

Directors and executive officers

      Our directors and executive officers are as follows:

Name	Age	Position

Phillips W. Smith	63	Chairman

Patrick W. Smith	30	Chief Executive Officer and Director

Thomas P. Smith	33	President and Director

Bruce R. Culver	55	Director

Matthew R. McBrady	30	Director

Karl F. Walter	54	Director

Kathleen C. Hanrahan	37	Chief Financial Officer

      Phillips W. Smith is the chairman of our board of directors. Dr. Smith has served as a director since 1993. Since August 1997, Dr. Smith has served on the board of directors of Pentawave, Inc., a developer of cross-media publishing software. Dr. Smith was chairman of the board of Pentawave from January 1999 through October 2000 and its chief executive officer from January through March 1999. From June 1990 to September 1997, Dr. Smith served as the president and chief executive officer of Zycad Corporation, a developer of engineering and manufacturing applications software. Dr. Smith holds a B.S.E. degree from West Point, an M.B.A. degree from Michigan State University, and a Ph.D. in Business Administration from St. Louis University.

      Patrick W. Smith is the chief executive officer and a co-founder of TASER. Mr. Smith has served as our chief executive officer and as a director since 1993. Mr. Smith holds a B.S. degree in Biology and Neurobiology from Harvard University, an M.B.A. degree from the University of Chicago, and a Masters Degree in International Finance from the University of Leuven in Leuven, Belgium.

      Thomas P. Smith is the president and a co-founder of TASER. Mr. Smith has served as our president since April 1994 and as a director since 1993. Mr. Smith holds a B.S. degree in Ecology and Evolutionary Biology from the University of Arizona and an M.B.A. degree from Northern Arizona University.

      Bruce R. Culver has served as a director of TASER since January 1994. Mr. Culver co-founded Professional Staff, P.L.C., a human resource management company, and has served on its board of directors since April 1990. In March 1993, Mr. Culver organized and has since remained the chief executive officer of Culver Distributions, Inc., doing business as California Distribution Company, providing warehouse and distribution services to internet companies. Since April 1997, Mr. Culver has served on the board of Pentawave, Inc., becoming its chairman in October 2000.

      Matthew R. McBrady has served as a director of TASER since January 2001. From August 1998 though July 1999, Mr. McBrady served as a member of the staff of President Clinton’s Council of Economic Advisers. In December 1997, Mr. McBrady began working as a financial and analytical consultant for Avenue A, Inc, an internet marketing company, and served as its vice president of analytics from June 1999 through October 1999. Mr. McBrady taught corporate finance courses at the University of Southern California during the summer terms of 1997 and 1998, at Harvard College from September 1996 through May 1997, and at Harvard Business School during the spring term of 1998. Mr. McBrady holds a B.S. in Economics from Harvard University, an M.S. in International Economics from Oxford University, and expects to receive a Ph.D. in Corporate and International Finance from Harvard University in June 2001.

      Karl F. Walter has served as a director of TASER since January 2001. Mr. Walter was a co-founder of Glock, Inc., a subsidiary of GLOCK GmbH, an Austrian semi-automatic pistols manufacturer. From January 1994 through February 1997, Mr. Walter worked as a director of law enforcement sales for Sturm

Ruger Co., a firearms manufacturer. Since March 1997, Mr. Walter has worked as the program manager for AV Technology International, LLC, a builder of armored vehicles.

      Kathleen C. Hanrahan is our chief financial officer, serving in that position since November 2000. Ms. Hanrahan first joined TASER in January 1996 as an internal controls consultant and became our controller in March 1996.

      Our certificate of incorporation provides that we have no less than three and no more than nine directors divided into three classes (Class 1, Class 2, and Class 3), with members of each class serving for staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Phillips Smith and Bruce Culver have been designated as Class 1 directors, whose term expires at the 2001 annual meeting; Messrs. Patrick Smith and Karl Walter have been designated as Class 2 directors, whose term expires at the 2002 annual meeting; and Messrs. Thomas Smith and Matthew McBrady have been designated as Class 3 directors, whose term expires at the 2003 annual meeting.

      Each officer serves at the discretion of our board of directors. No officer is subject to an agreement that requires the officer to serve TASER for a specified number of years. Mr. Thomas Smith and Mr. Patrick Smith are Dr. Phillips Smith’s sons. No other family relationships exist among our directors and executive officers.

Director compensation

      Prior to 2001, directors were not compensated for their service on the board. Beginning in 2001, independent directors will receive $1,250 per quarter. In addition, in December 2000, Messrs. McBrady and Walter each received options to purchase 6,667 shares vesting ratably over four years at an exercise price of $3.30 per share. Directors are also reimbursed for expenses incurred in connection with attendance at meetings.

Committees of the board of directors

      Our board of directors has an Audit Committee consisting of Mr. McBrady and Mr. Walter, and a Compensation Committee consisting of Mr. Culver and Mr. Walter. The Audit Committee meets with management and our independent public accountants to determine the adequacy of our internal controls and other financial reporting matters. The Compensation Committee reviews and recommends to the board of directors the compensation and benefits of our officers, reviews general policy matters relating to compensation and benefits of our employees and administers the issuance of stock options and discretionary cash bonuses to our officers, employees, directors and consultants. We intend to appoint only independent directors to the Audit and Compensation Committees.

Executive compensation

      The following table sets forth information regarding compensation awarded to, earned by or paid to our chief executive officer for all services rendered to us during 1998, 1999 and 2000. None of our executive officers earned in excess of $100,000 in 2000.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	(#)

Patrick W. Smith	2000	$65,208	$2,500	—
Chief Executive Officer	1999	$49,161	—	10,000
	1998	$43,205	—	—

Option grants in last fiscal year

      We did not grant any options to our chief executive officer during the year ended December 31, 2000.

Fiscal year end option values

      The following table sets forth information regarding the number and value of unexercised options held by our chief executive officer on December 31, 2000. He did not exercise any options to purchase common stock during 2000.

	Number of Securities		Value of Unexercised In-the-
	Underlying Options at Fiscal		Money Options at Fiscal
	Year End(#)		Year End($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Patrick W. Smith	6,672	3,328	$46,895	$26,505

(1)	Based on the estimated fair value of our common stock as of December 31, 2000, determined by our board of directors to be $8.00 per share.

Stock option plans

      We have two stock option plans: the 1999 stock option plan and the 2001 stock option plan.

      The 1999 stock option plan authorized us to issue options to purchase up to 833,333 shares of our common stock. Under this plan, we have issued options to purchase 143,322 shares at $0.22 to $7.20 per share, including 10,000 options to Patrick W. Smith. We will issue no further options under the plan. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

      The 2001 stock option plan authorizes us to issue options to purchase up to 550,000 shares of our common stock. Under this plan, we have granted options to purchase 291,000 shares at an exercise price equal or greater than the value of the common stock portion of the initial per unit public offering price in this offering, including 60,000 options to Patrick W. Smith. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the plan may not exceed ten years, or five years for incentive stock options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

Employment agreements

      In July 1998, we entered into an employment agreement with Patrick W. Smith pursuant to which he agreed to serve as our chief executive officer. The agreement is for an initial three-year term ending June 30, 2001, and is automatically renewed for a two-year term on such date and every two years thereafter unless we give Mr. Smith one-year prior notice of termination, if the termination is without cause. The agreement provides for annual base compensation in the amount of $65,000, which amount may be increased based on performance. In 2000, Mr. Smith’s salary was increased to $90,000. We may terminate this agreement with or without cause. Should we terminate the agreement without cause, upon a change of control or upon his death or disability, our chief executive officer is entitled to compensation equal to 12, 24 or 18 months of salary, respectively.

CERTAIN TRANSACTIONS

      In 1998, Mr. Bruce R. Culver, a director of TASER, loaned us $622,525. In March 1998, $150,000 of such amount was converted into 20,833 shares of our common stock at an estimated value of $7.20 per share. In December 1998, we issued Mr. Culver a promissory note for $472,525, the remaining amount due. The note bears interest at a rate of 10% per year and matures July 1, 2002.

      In 1999, Mr. Culver loaned us $1,500,000. In return, in April 1999, we issued him a promissory note for $500,000 at an effective interest rate of 27.1% per year to mature October 31, 2000, and 1,666,667 shares of our common stock at a price of $0.60 per share. These shares were subject to a repurchase agreement between Mr. Culver and us that allowed us to repurchase the shares if we met certain operating performance criteria. We met the criteria and repurchased the shares from Mr. Culver in July 2000 in exchange for a promissory note in the amount of $1,000,000. We consolidated this note and the April 1999 note into a new note for $1,500,000 which carried interest at bank prime, which was 9.5% at December 31, 2000, plus 1%. We repaid the new note in full in April 2001 with the proceeds of a loan from a commercial bank.

      In March 1999, Mr. Culver loaned us $100,000, and in July 1999, Mr. Culver loaned us $50,000. The related notes carry interest at a rate of 10% and mature July 2002. In May 2000, Mr. Culver loaned us an additional $200,000 at an interest rate of 10%, due July 1, 2002.

      We have used all amounts loaned to us by Mr. Culver to fund our working capital needs. As of April 30, 2001, the aggregate principal amount due to Mr. Culver under the above notes outstanding on such date was $822,525 plus accrued interest of $166,637. Under certain circumstances, Mr. Culver has agreed to extend the maturity of these notes.

      In September 1999, we sold Mr. Culver 151,515 shares of our common stock for $3.30 per share for an aggregate purchase price of $500,000.

      In July 2000, we issued Mr. Culver a warrant to purchase 22,727 shares of our common stock at a price of $3.30 per share in connection with his provision of a $1,500,000 loan to us in such month. These warrants expire July 31, 2005.

      In 1998, Mr. Phillips W. Smith, our chairman, loaned us $725,691 to fund our working capital needs. In March 1998, $150,000 was converted into 20,833 shares of common stock at an estimated fair value of $7.20 per share and $120,000 was repaid. In December 1998, we issued a promissory note for $455,691, the remaining amount due. The note bears interest at a rate of 10% per year and matures July 1, 2002. Further, Mr. Smith has deferred expenses in the amount of $99,794, which has been formalized in a note bearing 10% interest, which matured December 31, 2000. Under certain circumstances, Mr. Smith has agreed to extend the maturity of these notes. As of April 30, 2001, the aggregate principal amount due to Mr. Smith under these notes was $555,485 plus accrued interest of $136,042.

      In the event this offering is not completed, we have an agreement with Mr. Smith and Mr. Culver whereby we may extend the maturity date of their outstanding notes for a period not to exceed 24 months. We may retire the debt at any time without penalty. In addition, Mr. Culver has established a non-revocable letter of credit in the amount of $500,000 on our behalf that we may use to fund any shortfalls in monthly working capital requirements until we can make other financing arrangements, and provided us a related letter of support.

      In 1999, Mr. Smith worked as a full-time advisor to us and was compensated solely by a five-year option on 16,667 shares of our common stock with an exercise price of $0.66 per share.

      In July 1999, Malcolm W. Sherman, a stockholder, loaned us $75,000 to acquire production equipment. The related note carries interest at 9.18% and matures July 1, 2001. In May 2000, we issued Mr. Sherman an option to purchase 3,333 shares of our common stock at an exercise price of $0.22 per share in connection with his continuing provision of services to us following his retirement as a full-time employee and in consideration of his provision of the loan.

      Our board of directors has approved all transactions that we have entered into with related parties. However, until January 2001, we did not have any disinterested, independent directors serving on our board of directors. Consequently, none of our related party transactions effected prior to such date were approved by disinterested, independent directors at the time of the transaction. Our two disinterested, independent directors have since determined that our related party transactions that were entered into prior to such date and continue in effect, including the outstanding loans from Messrs. Culver and Smith to us, are on terms no less favorable to us than we could obtain from unaffiliated parties, and have ratified these transactions. We derived no revenue from related party transactions during the fiscal year ended December 31, 2000.

      On an ongoing basis, all related party transactions will be reviewed by our board of directors. It is the policy of our board of directors that all proposed transactions by us with our directors, officers, five-percent stockholders and their affiliates, including forgiveness of any loan from us to any such person, be entered into or approved only if such transactions are on terms no less favorable to us than we could obtain from unaffiliated parties, are reasonably expected to benefit us and are approved by a majority of the disinterested, independent members of our Board of Directors. Such independent directors are authorized to consult with independent legal counsel at our expense in determining whether to approve any such transaction.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2001, and as adjusted to reflect the sale of 800,000 units in this offering, by:

•	each person or group of affiliated persons known to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	our chief executive officer; and

•	all of our directors and executive officers as a group.

      As of such date, there were 1,510,754 shares of common stock outstanding before giving effect to the sale of units in this offering. We believe that, except as otherwise described below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

	Number of	Percentage	Percentage
	Shares	Beneficially	Beneficially
	Beneficially	Owned Before	Owned After
Name of Beneficial Owner	Owned	This Offering	This Offering

Bruce R. Culver(1)	491,146	31.9%	17.9%

Phillips W. Smith(2)	388,943	25.4%	14.2%

Patrick W. Smith(3)	363,118	23.8%	13.3%

Thomas P. Smith(4)	219,208	14.4%	8.0%

Malcolm W. Sherman(5)	123,796	8.2%	4.6%

Karl F. Walter(6)	417	*	*

Matthew R. McBrady(7)	417	*	*

All directors and executive officers as a group (7 persons)(8)	1,478,921	92.1%	52.7%

      The address of each person identified in this table is c/o 7860 East McClain Drive, Suite 2, Scottsdale, Arizona 85260.

      As of March 15, 2001, we had nine stockholders.

*	less than 1%

(1)	Includes 31,061 shares subject to warrants that are exercisable within 60 days.

(2)	Includes 21,297 shares subject to options or warrants that are exercisable within 60 days.

(3)	Includes 12,784 shares subject to options that are exercisable within 60 days.

(4)	Includes 12,784 shares subject to options that are exercisable within 60 days.

(5)	Includes 3,333 shares subject to options that are exercisable within 60 days.

(6)	Includes 417 shares subject to options that are exercisable within 60 days.

(7)	Includes 417 shares subject to options that are exercisable within 60 days.

(8)	Includes 94,432 shares subject to options or warrants that are exercisable within 60 days.

DESCRIPTION OF SECURITIES

      Upon completion of the offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.00001 par value, and 25,000,000 shares of preferred stock, $0.00001 par value, of which there will be 2,710,754 shares of common stock and no shares of preferred stock outstanding. Our certificate of incorporation and bylaws provide further information about our capital stock.

Units

      Each unit consists of one and one-half shares of common stock and one and one-half public warrants, each whole warrant to purchase one additional share of common stock. The common stock and warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately.

Common stock

      Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and may not cumulate their votes. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

      Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock. All outstanding shares of common stock are, and the shares underlying all options and public warrants will be, duly authorized, validly issued, fully paid and non-assessable upon our issuance of these shares.

Preferred stock

      Our certificate of incorporation provides for the issuance of up to 25,000,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock. Subject to certain limitations prescribed by law and the rights and preferences of the preferred stock, our board of directors is authorized, without further stockholder approval, from time-to-time to issue up to an aggregate of 25,000,000 shares of our preferred stock, in one or more additional series. Each new series of preferred stock may have different rights and preferences that may be established by our board of directors. A majority of our disinterested, independent directors must approve any issuance by us of our preferred stock.

      The rights and preferences of future series of preferred stock may include:

•	number of shares to be issued;

•	dividend rights and dividend rates;

•	right to convert the preferred stock into a different type of security;

•	voting rights attributable to the preferred stock;

•	right to receive preferential payments upon a liquidation of the company;

•	right to set aside a certain amount of assets for payments relating to the preferred stock; and

•	prices to be paid upon redemption of the preferred stock.

Public warrants

  General

      Each public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of 110% of two-thirds of the initial public offering price of the units. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the public warrant certificate and summarized below. Our public warrants may be exercised at any time during the period commencing 30 days after this offering and ending on the fifth anniversary date of the closing of this offering, which is the expiration date. Those of our public warrants which have not previously been exercised will expire on the expiration date. A public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the public warrant has been properly exercised.

  Separate transferability

      Our common stock and public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately. The representative intends to separate the units 30 days after this offering absent unforeseen circumstances. We will announce in advance the separation of the units by a public press release. Upon separation, unit holders will receive certificates for the common stock and public warrants in exchange for their unit certificates. Unit holders will receive cash in the place of any fractional shares of common stock or fractional warrants created in connection with the separation of the units. The amount of cash paid for any fractional interest in Common Stock or Warrants will be equal to 50% of the Closing Price of our common stock and warrants, respectively, on the date of separation of the units.

  Redemption

      We have the right to redeem the public warrants issued in this offering at a redemption price of $0.25 per public warrant after providing 30 days prior written notice to the public warrant holders, if at the time of the notice, the basic net income per share of our common stock as confirmed by audit for a 12-month period preceding the date of the notice is equal to or greater than $1.00. We will send the written notice of redemption by first class mail to public warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our public warrants. No other form of notice by publication or otherwise will be required. If we call the public warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

  Exercise

      A public warrant holder may exercise our public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our public warrants are qualified for sale under the securities laws of the state in which the holder resides.

      Our public warrants may be exercised by delivering to our transfer agent the applicable public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the whole number of public warrants being exercised. Warrants may only be exercised to purchase whole shares. Public warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional warrants that remain after exercise if they would then hold warrants to purchase less than one whole share. Fractional shares will not be issued upon exercise of our public warrants.

  Adjustments of exercise price

      The exercise price is subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a public warrant or, if we elect, an adjustment of the number of public warrants outstanding.

Prior warrants

      As of the date of this prospectus, we had issued and outstanding warrants to purchase 52,727 shares of our common stock at a weighted average exercise price of $4.71, the forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Registration rights

      All holders of registration rights contained in agreements with us have waived such rights in connection with this offering. In connection with this offering, we have granted Paulson Investment Company, Inc., representative of the underwriters of this offering, warrants to purchase shares of our common stock. These underwriters’ warrants, as well as the shares of common stock and warrants included in the units issuable upon exercise of the underwriters’ warrants, are being registered on the registration statement of which this prospectus is a part. We will cause the registration statement to remain effective until the earlier of the time that all of the underwriters’ warrants have been exercised and the date which is five years after the effective date of this offering. The common stock and warrants issued to the representative upon exercise of these warrants will be freely tradeable. We will bear all expenses incurred in connection with the registration of the shares of common stock and warrants included in the units issuable upon the exercise of the underwriters’ warrants.

Federal income tax considerations

      The following discussion sets forth the material federal income tax consequences, under current law, relating to the purchase and sale of the units and the underlying common stock and warrants. The discussion is a summary and does not deal with all aspects of federal taxation that may be applicable to an investor. It does not consider specific facts and circumstances that may be relevant to a particular investor’s tax position. Some holders, such as dealers in securities, insurance companies, tax exempt organizations, foreign persons and those holding common stock or warrants as part of a straddle or hedge transaction, may be subject to special rules that are not addressed in this discussion. This discussion is based only on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change. You should consult your own tax advisor as to the specific tax consequences to you of this offering, including the applicability of federal, state, local and foreign tax laws.

  Allocation of Purchase Price

      Each unit as a whole will have a tax basis equal to the cost of the unit. The measure of income or loss from some of the transactions described below depends on the tax basis in each of the warrant and the share of common stock comprising the unit. We have allocated the purchase price between the warrant and the common stock so that the tax basis for the warrant will be equal to 20% of the price of the unit and the tax basis for the common stock will be equal to 80% of the price of the unit. If you disagree with the allocation, please see your tax advisor for advice on how to notify the Internal Revenue Service that you disagree with the allocation and claim a different basis.

  Exercise or Sale of Warrants

      No gain or loss will be recognized by a holder of a warrant on the purchase of shares of common stock for cash on an exercise of a warrant, except that gain will be recognized to the extent cash is received in the place of fractional shares or warrants. The tax basis of common stock received upon exercise of a warrant will equal the sum of the tax basis of the exercised warrant and the exercise price. The holding period of the common stock acquired will begin on the date the warrant is exercised. It does not include the period during which the warrant was held.

      Gain or loss from the sale or other disposition of a warrant will be capital gain or loss to its holder if the common stock to which the warrant relates would have been a capital asset in the holder’s hands. This capital gain or loss will be long-term capital gain or loss if the holder has held the warrant for more than one year at the time of the sale, disposition or lapse. If we redeem a warrant, the holder generally will realize capital gain or loss. Individuals generally have a maximum federal income tax of 20% on long term capital gains. The deduction of capital losses is subject to limitations.

  Sale of Common Stock

      A holder who sells common stock other than in connection with a tax free reorganization of involving us will recognize gain or loss in an amount equal to the difference between the amount realized and the holder’s tax basis in the common stock. Generally, the holder’s tax basis in the common stock will equal the portion of the unit price that was allocable to the common stock. If the common stock is a capital asset in the holder’s hands, gain or loss upon the sale of the common stock will be a long-term or short-term capital gain or loss, depending on whether the common stock has been held for more than one year. Individuals generally have a maximum federal income tax of 20% on long-term capital gains. The deduction of capital losses is subject to limitations.

  Expiration of Warrants Without Exercise

      If a holder of a warrant allows it to expire or lapse without exercise, the expiration or lapse will be treated as a sale or exchange of the warrant on the expiration date. The holder will have a loss equal to the amount of such holder’s tax basis in the lapsed warrant. If the warrant is a capital asset in the hands of the holder, the loss will be a long-term or short-term capital loss, depending on whether the warrant was held for more than one year. The deduction of capital losses is subject to limitations.

Anti-takeover provisions of our charter documents

      Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying or preventing a change of control of TASER:

•	Our board is divided into three classes, with each class serving a three-year staggered term, so that one-third of the board is elected each year;

•	The authorized number of our directors can be changed only by resolution of the board of directors;

•	We can issue preferred stock without any vote or further action by stockholders;

•	Any action required or permitted to be taken by our stockholders at an annual or a special meeting is valid only if it is properly brought before the meeting, and written stockholder action is valid only if unanimous; and

•	Our bylaws limit persons who may call a special meeting of our stockholders.

These provisions may deter hostile takeovers or delay changes in control of our management, which could depress the market price of our securities.

Transfer agent and public warrant agent

      The transfer agent for our common stock and public warrants is US Stock Transfer Corporation, Glendale, California.

SHARES ELIGIBLE FOR FUTURE SALE

This offering

      Upon completion of this offering, we expect to have 2,710,754 shares of common stock outstanding, assuming no exercise of outstanding options or warrants, or 2,890,754 shares if the representative’s over-allotment is exercised in full. Of these shares, the 1,200,000 shares of common stock issued as part of the units sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,200,000 shares of common stock underlying the public warrants issued as part of the units sold in this offering will also be freely tradeable after exercise of the warrants, except for shares held by our affiliates.

Outstanding restricted stock

      The 1,510,754 outstanding shares of common stock held by our existing stockholders are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. Holders of all of our outstanding restricted shares of common stock have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., subject to certain limited exceptions. Prior to the expiration of this lock-up period, no shares of our outstanding restricted common stock may be sold in the public market pursuant to Rule 144. After the expiration of this lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all 1,510,754 of these outstanding restricted shares may be sold in the public market pursuant to Rule 144.

      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Preferred stock

      As of March 15, 2001, we had no shares of preferred stock outstanding.

Options

      Beginning 90 days after the date of this prospectus, certain shares issued or issuable upon the exercise of options granted by us prior to the date of this prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, except that 1,927,032 of these shares are subject to the lock-up agreements discussed above. Pursuant to Rule 701, persons who purchase shares upon exercise of options granted under a written compensatory plan or contract may sell such shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144. As of March 15, 2001, we had options outstanding to purchase 434,322 shares of common stock which have not been exercised and which become exercisable at various times in the future. Any shares issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

      We intend to file registration statements on Form S-8 under the Securities Act to register approximately 434,322 shares of our common stock issuable under our stock option plans. These registration statements are expected to be filed within three to six months after the completion of this offering. Shares of our common stock issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations and the lock-up agreements discussed above.

Warrants

      As of March 15, 2001, we had warrants outstanding to purchase 52,727 shares of common stock which have not been exercised and which are currently exercisable. Any shares issued upon the exercise of these warrants will be eligible for sale pursuant to Rule 144, except that these shares are also subject to the lock-up agreements discussed above.

Underwriters’ warrants

      In connection with this offering, we have agreed to issue to the underwriters warrants to purchase 80,000 units. The underwriters’ warrants will be exercisable for units at any time during the four-year period commencing one year after the effective date of this offering. We will cause the registration statement to remain effective until the earlier of the time that all of the underwriters’ warrants have been exercised and the date which is five years after the effective date of this offering. The common stock and warrants issued to the representative upon exercise of these warrants will be freely tradeable.

UNDERWRITING

      Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of units set forth opposite the name of each underwriter.

Underwriters	Number of Units

Paulson Investment Company, Inc.
Mercer Partners, Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.

      The representative has advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $     per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $     per unit. After completion of the initial public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

      A limited number of units, not to exceed four percent of the units sold in this offering, will be allocated and sold to certain of our employees, friends and family members and to selected law enforcement officers as part of this offering. No specific number of units have been reserved for this purpose. The units sold to these purchasers will be sold at the initial public offering price of the units and will not be subject to a lock-up agreement.

      The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus to any accounts over which they exercise discretionary authority.

Over-allotment option

      Pursuant to the underwriting agreement, we have granted Paulson Investment Company, Inc. an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional           units on the same terms as the units being purchased by the underwriters from us. Paulson Investment Company, Inc. may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions, and proceeds to us before offering expenses will be $          , $          and $          , respectively.

Stabilization

      Until the distribution of the units offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase units. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the units. Paulson Investment Company, Inc., on behalf of the underwriters, may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock and public warrants in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional units as described above.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the representative’s over-allotment option to purchase additional shares in this offering. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might be otherwise. These transactions may be effected on The Nasdaq SmallCap Market or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

Indemnification

      The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ compensation

      We have agreed to sell the units to the underwriters at the initial offering price of $          , less the 8% underwriting discount. The underwriting agreement also provides that upon the closing of the sale of the units offered, Paulson Investment Company, Inc. will be paid a nonaccountable expense allowance equal to 2.5 percent of the gross proceeds from the sale of the units offered by this prospectus, including the over-allotment option.

      We have also agreed to issue warrants to underwriters to purchase from us up to 80,000 units at an exercise price per unit equal to 120% of the offering price per unit. These warrants are exercisable during the four-year period beginning one year from the date of effectiveness of the registration statement. These warrants, and the securities underlying the warrants, are not transferable for one year following the effective date of the registration, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution, and are not redeemable. These warrants will have registration rights. We will cause the registration statement to remain effective until the earlier of the time that all of the underwriters’ warrants have been exercised and the date which is five years after the effective date of this offering. The common stock and warrants issued to the underwriters upon exercise of these warrants will be freely tradeable.

      The holders of the underwriters’ warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the representative on the sale of the securities issuable upon exercise of the underwriters’ warrants may be deemed to be additional underwriting compensation. The securities underlying the underwriters’ warrants are being registered on the registration statement. During the term of the underwriters’ warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the underwriters’ warrants are outstanding. At any time at which the underwriters’ warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Lock-up agreements

      Our officers, directors and other stockholders have agreed that for a period of one year from the date this registration statement becomes effective that they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc., as the representative of the underwriters, which consent will not be unreasonably withheld. Paulson Investment Company, Inc. may consent to an early release from the one-year lock-up period if in its opinion the market for the common stock would not be adversely impacted by such sales and in cases of an officer, director or other stockholder’s financial emergency. We are unaware of any officer, director or current stockholder who intends to ask for consent to dispose of any of our equity securities during the lock-up period.

Determination of offering price

      Before this offering, there has been no public market for the units and the common stock and public warrants contained in the units. Accordingly, the initial public offering price of the units offered by this prospectus and the exercise price of the public warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the public warrants were:

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our proposed products and services;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

      The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and public warrants contained in the units, can be resold at or above the initial public offering price.

LEGAL MATTERS

      The validity of the securities being offered hereby will be passed upon on our behalf by Tonkon Torp LLP, Portland, Oregon. Certain legal matters will be passed upon for the underwriters by Weiss Jensen Ellis & Howard, P.C., Portland, Oregon.

EXPERTS

      The financial statements as of and for the years ended December 31, 1999 and 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting and in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to the units offered hereby. This prospectus filed as part of the registration statement does not contain all of the information contained in the registration statement and exhibits thereto and reference is hereby made to such omitted information. Statements made in this registration statement are summaries of the terms of such referenced contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Securities and Exchange Commission may be inspected by you at the Securities and Exchange Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, (202) 942-8090, and at the Commission’s regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 11400, Chicago, Illinois 60661. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to us and the units offered by this prospectus, reference is made to the registration statement.

      We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants.

TASER INTERNATIONAL, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

TASER International, Inc.:

      We have audited the accompanying balance sheets of TASER International, Inc. (a Delaware corporation) as of December 31, 1999 and 2000, and the related statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TASER International, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Phoenix, Arizona

  April 30, 2001

TASER INTERNATIONAL, INC.

BALANCE SHEETS

December 31, 1999 and 2000

	1999	2000

Assets

Current Assets:

Cash and cash equivalents	$54,905	$206,408

Accounts receivable, net of allowance of $48,000 in 1999 and $55,000 in 2000	121,921	312,681

Inventory	158,167	221,169

Prepaids and other	14,043	24,535

Total current assets	349,036	764,793

Property and Equipment, net	256,110	274,273

Total assets	$605,146	$1,039,066

Liabilities and Stockholders’ Deficit

Current Liabilities:

Current portion of note payable	$112,000	$100,000

Current portion of notes payable to related parties	1,664,774	124,574

Current portion of capital lease obligations	19,176	22,171

Accounts payable and accrued liabilities	574,989	589,949

Customer deposits	62,317	539,329

Inventory financing payable	189,980	189,980

Accrued interest, primarily to related parties	138,942	268,134

Total current liabilities	2,762,178	1,834,137

Notes Payable to Related Parties, net of current portion	74,781	2,778,219

Capital Lease Obligations, net of current portion	19,979	43,925

Total liabilities	2,856,938	4,656,281

Commitments and Contingencies

Stockholders’ Deficit:

Preferred Stock, 0.00001 par value per share; 25 million shares authorized; 0 shares issued and outstanding at December 31, 1999 and 2000	—	—

Common stock, 0.00001 par value per share; 50 million shares authorized; 3,177,421 and 1,510,754 shares issued and outstanding at December 31, 1999 and 2000	32	32

Additional paid-in capital	4,068,814	4,256,558

Deferred compensation	—	(79,920)

Common Stock held in treasury, at cost, 0 and 1,666,667 shares at December 31, 1999 and 2000	—	(1,000,000)

Accumulated deficit	(6,320,638)	(6,793,885)

Total stockholders’ deficit	(2,251,792)	(3,617,215)

Total liabilities and stockholders’ deficit	$605,146	$1,039,066

The accompanying notes are an integral part of these balance sheets.

TASER INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999 and 2000

	1999	2000

Net Sales	$2,208,488	$3,412,620

Cost of Products Sold:

Direct manufacturing expense	1,001,082	1,350,175

Indirect manufacturing expense	1,087,404	488,214

Gross margin	120,002	1,574,231

Sales, general and administrative expenses	1,442,613	1,613,979

Research and development expenses	64,227	7,137

Loss from operations	(1,386,838)	(46,885)

Interest Expense	279,895	426,362

Net Loss	$(1,666,733)	$(473,247)

Net losses per common and common equivalent share:

Basic	$(0.54)	$(0.19)

Diluted	(0.54)	(0.19)

Weighted average number of common and common equivalent shares outstanding:

Basic	3,076,410	2,482,976

Diluted	3,076,410	2,482,976

The accompanying notes are an integral part of these financial statements.

TASER INTERNATIONAL, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 1999 and 2000

	Common Stock		Additional	Treasury Stock
			Paid-in
	Shares	Amount	Capital	Shares	Amount

Balance, December 31, 1998	1,359,239	$14	$2,567,432	—	$—

Shares sold for cash to stockholder	1,666,667	17	999,983	—	—

Issuance of common stock	151,515	1	499,999	—	—

Stock options granted for payment of consulting fees	—	—	1,400	—	—

Net loss	—	—	—	—	—

Balance, December 31, 1999	3,177,421	32	4,068,814	—	—

Repurchase of shares from Stockholder for note Payable	—	—	—	(1,666,667)	(1,000,000)

Stock options granted for payment of Board fee	—	—	79,920	—	—

Stock options granted for payment of consulting fee	—	—	13,917	—	—

Stock options and warrants granted for loan guarantees	—	—	93,907	—	—

Net loss	—	—	—	—	—

Balance, December 31, 2000	3,177,421	$32	$4,256,558	(1,666,667)	$(1,000,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Total
	Deferred	Accumulated	Stockholders’
	Compensation	Deficit	Deficit

Balance, December 31, 1998	$—	$(4,653,905)	$(2,086,459)

Shares sold for cash to stockholder	—	—	1,000,000

Issuance of common stock	—	—	500,000

Stock options granted for payment of consulting fees	—	—	1,400

Net loss	—	(1,666,733)	(1,666,733)

Balance, December 31, 1999	—	(6,320,638)	(2,251,792)

Repurchase of shares from Stockholder for note Payable	—	—	(1,000,000)

Stock options granted for payment of Board fee	(79,920)	—	—

Stock options granted for payment of consulting fee	—	—	13,917

Stock options and warrants granted for loan guarantees	—	—	93,907

Net loss	—	(473,247)	(473,247)

Balance, December 31, 2000	$(79,920)	$(6,793,885)	$(3,617,215)

The accompanying notes are an integral part of these financial statements.

TASER INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999 and 2000

	1999	2000

Cash Flows from Operating Activities:

Net loss	$(1,666,733)	$(473,247)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities —

Depreciation	179,453	124,803

Change in assets and liabilities:

Accounts receivable	90,474	(190,760)

Inventory	607,165	(63,002)

Prepaids and other	16,598	(10,492)

Accounts payable and accrued liabilities	(95,150)	14,960

Customer deposits	62,317	477,012

Accrued interest	101,650	129,192

Net cash (used in) provided by operating activities	(704,226)	8,466

Cash Flows from Investing Activities:

Purchases of property and equipment, net	(133,760)	(99,759)

Cash Flows from Financing Activities:

Net payments under capital leases	(19,195)	(16,266)

Payments on note payable	—	(12,000)

Net proceeds from notes payable to related parties	728,344	163,238

Net borrowings (payments) under line of credit	(1,329,635)	—

Issuance of common stock	1,500,000	—

Deferred compensation	—	(79,920)

Compensatory stock options	1,400	187,744

Net cash provided by financing activities	880,914	242,796

Net Increase in Cash and Cash Equivalents	42,928	151,503

Cash and Cash Equivalents, beginning of year	11,977	54,905

Cash and Cash Equivalents, end of year	$54,905	$206,408

Supplemental Disclosure:

Cash paid for interest	$179,171	$239,552

Noncash Investing and Financing Activities:

Acquisition of property and equipment under capital leases	$33,635	$43,207

Exchange of shares from related party for note payable	$—	$1,000,000

Fair value of stock options issued for payment of consulting fees	$1,400	$13,917

Fair value of stock options and warrants issued for loan guarantees	$0	$93,907

Fair value of stock options and warrants issued for Board fees	$0	$79,920

The accompanying notes are an integral part of these financial statements.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 1999 and 2000

1.  The Company

  a.  History and Nature of Organization

      TASER International, Inc. (TASER or the Company) was incorporated and began operations in Arizona in 1993 for the purpose of developing and manufacturing less-lethal, self-defense devices. From its inception until the Company commenced production in December 1994, the Company was in the development stage. During the period leading up to the start of production, the Company’s activities included raising capital, hiring key personnel and obtaining the necessary licenses. All production costs during the period from inception through December 31, 1995, consisting of research and development activities and limited product manufacturing, were expensed as incurred.

      Through 1996, the Company was developing its signature product, the AIR TASER, and establishing the marketing channels to promote retail sales. Significant nonrecurring expenditures were incurred, including research and development costs, the development of marketing and sales materials, the purchase of the licensing rights to the TASER technology and trademark, and the relocation of the manufacturing operations to Mexico, which resulted in significant operating losses.

      In 1997, the Company introduced a new product, the AUTO TASER. As a result of significant expenditures for research and development, manufacturing difficulties, scrap, engineering changes and other costs associated with the start up of this product line, the Company continued to experience operating losses in 1997, 1998 and 1999. This product line was discontinued August 1, 1999.

      In 1998, the Company formally changed its name from Air Taser, Inc. to TASER International, Inc. and began development of its ADVANCED TASER product, which was introduced for sale in December 1999.

  b.  Financing

      The Company has been financed primarily from advances from and investments by major stockholders and bank financing guaranteed by major stockholders. Since inception, the Company has sustained significant operating losses and has, at December 31, 2000, a deficit in working capital of approximately $1,069,000. In addition, new capital will be required to fund further product development, market penetration, working capital and future operations. The Company believes that additional financing will be available under terms and conditions that are acceptable to it. However, there can be no assurance that additional financing will be available.

      Subsequent to year end, the Company closed a loan for $500,000 from an unrelated private lender, and management believes its operating cash flow throughout 2001 will be positive. In addition, in the event the Company’s contemplated initial public offering is not completed, the Company has an agreement with two major stockholders whereby the Company may, at the Company’s sole option, extend the maturity date of the stockholders’ outstanding notes for a period not to exceed 24 months. The Company may also, at the Company’s sole option, retire such debt at any time without penalty. In addition, a major stockholder has established a non-revocable letter of credit in the amount of $500,000 on the Company’s behalf that the Company can use to fund any shortfalls in the Company’s monthly capital requirements. The letter of credit expires at the earlier of the closing of this offering or December 31, 2001.

  c.  Initial Public Offering

      The Company is contemplating an initial public offering (IPO) of 800,000 units at an estimated price of $13 per unit, consisting of one and one-half shares of common stock and one and one-half warrants, each whole warrant to purchase one share of common stock (Note 11).

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  d.  Reincorporation and Restatement of Shares

      In February 2001, the Company reincorporated in the State of Delaware. In connection with the reincorporation, the Company completed a 1-for-6 share reverse stock split. The accompanying financial statements and footnotes have been restated for the lower number of shares of common stock outstanding for all periods presented.

2.  Summary of Significant Accounting Policies

  a.  Cash and Cash Equivalents

      Cash and cash equivalents include funds on hand and short-term investments with original maturities of three months or less.

  b.  Inventory

      Inventories are stated at the lower of cost or market; cost is determined using the most recent acquisition cost method which approximates the first-in, first-out (FIFO) method. Inventories consisted of the following at December 31:

	1999	2000

Raw materials and work-in-process	$131,007	$153,506

Finished goods	27,160	67,663

	$158,167	$221,169

      Inventory cost in 1999 and 2000 includes primarily the cost paid to an outsourced manufacturer, which included charges for material, labor and overhead.

  c.  Property and Equipment

      Property and equipment are stated at cost. Additions and improvements are capitalized while ordinary maintenance and repair expenditures are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

  d. Long-Lived Assets

      The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Under SFAS 121, long-lived assets to be held and used in operations are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flow is less than the carrying amount of the long-lived assets being evaluated. The Company has not recognized any impairment losses during the two year period ended December 31, 2000.

  e.  Customer Deposits

      The Company requires certain deposits in advance of shipment for foreign customer sales orders. At December 31, 2000, customer deposits consisted primarily of one foreign customer sales order.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  f.  Cost of Products Sold

      During 2000, the Company outsourced the assembly of its finished goods, but continued to manufacture certain small, proprietary components internally. Prior to August 1999, all finished goods were assembled internally. At December 31, 2000, cost of products sold represents net amounts paid to a vendor to acquire finished goods sold to customers and the manufacturing costs, including material, labor and overhead related to the proprietary components the Company manufactures internally. Prior to August 1999, costs of products sold included the manufacturing costs, including materials, labor and overhead related to finished goods and components. Shipping costs incurred related to product delivery are also included in cost of products sold.

      At December 31, 1999, included within cost of products sold is a one-time charge related to the phase-out of the AUTO TASER product line of approximately $355,000.

  g.  Revenue Recognition

      The Company recognizes revenues when products are shipped and all sales are final. The Company charges certain of its customers shipping fees, which are recorded as a component of net sales.

      On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements,which provides additional guidance in applying generally accepted accounting principles for revenue recognition in financial statements. The issuance of SAB No. 101 did not have a material impact on the revenue recognition method of the Company.

  h.  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  i.  Advertising Costs

      The Company expenses the production cost of advertising as incurred or the first time the advertising takes place. The Company incurred advertising costs of $24,652 and $35,035 in 1999 and 2000, respectively. Advertising costs are included in sales, general and administrative expenses in the statements of operations.

  j.  Warranty Costs

      The Company warrants its products from manufacturing defects for their lives and will replace any defective units with a new one for a $25 fee. In 2000, the Company recalled a series of ADVANCED TASERs due to a defective component in connection with which the Company incurred warranty expense of approximately $9,000 and recorded an additional charge of $41,000 to cover estimated future warranty costs based upon the number of units sold and the estimated defect rate using its prior actual experience.

  k.  Research and Development Expenses

      The Company expenses research and development costs as incurred. The Company incurred product development expense of $64,227 and $7,137 in 1999 and 2000, respectively.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  l.  Income Taxes

      The Company, since inception, has qualified as an S corporation under the Internal Revenue Code, and accordingly, is not directly subject to income taxes. There is no provision or benefit for income taxes reflected in the accompanying financial statements, since items of taxable income and losses are reported in the individual returns of stockholders.

      Subsequent to December 31, 2000, the Company reincorporated in the State of Delaware and elected to be taxed as a C corporation. Net operating losses (NOLs) prior to the change to a C corporation accrued to the individual stockholders. Accordingly, such losses are not available to reduce future taxes payable by the Company as a C corporation.

      Upon termination of the S status, the Company is required to implement SFAS No. 109, “Accounting for Income Taxes” which requires the calculation of existing temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Management does not expect such implementation to have a significant impact on the Company.

      Had the Company been a C corporation in 1999 and 2000, no federal or state income tax benefit would have been recorded for the NOLs discussed above because their realizability could not be determined as more likely than not. Accordingly, no pro forma benefit for federal or state income taxes is recorded as if the Company were taxed as a C corporation for any of the periods presented. Additionally, the accumulated deficit at the time of the S election termination will be reclassified to additional paid-in capital.

  m.  Concentration of Credit Risk and Major Customers

      Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable, accounts payable and notes payable to related parties. Sales are typically made on credit and the Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for estimated potential losses. Accounts receivable are presented net of an allowance for doubtful accounts. Provision for bad debts was $32,250 and $72,905 at December 31, 1999 and 2000, respectively.

      For the years ended December 31, 1999 and 2000, sales by product were as follows:

	1999	2000

	(000s omitted)

Sales by product line:

AIR TASER	$1,311	$1,241

AUTO TASER	601	24

ADVANCED TASER	80	2,099

Other	216	49

	$2,208	$3,413

Geographic:

United States	52%	82%

Other countries	48	18

	100%	100%

Sales to customers outside of the United States are denominated in U.S. dollars.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  n.  Financial Instruments

      The Company’s financial instruments include cash, accounts receivable and accounts payable. Due to the short-term nature of these instruments, the fair value of these instruments approximates their recorded value. The Company does not have any financial instruments with off-balance sheet risk.

      The Company has notes payable to stockholders at varying terms which, based on the short-term nature of the notes and financing obtained from outside sources, the Company believes are stated at their estimated fair market value.

  o.  Segment Information

      The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires disclosure of certain information about the Company’s operating segments, products, geographic areas in which it operates and major customers. This statement also allows a company to aggregate similar segments for reporting purposes. Management has determined that its operations can be aggregated into one reportable segment. Therefore, no separate segment disclosures have been included in the accompanying notes to the financial statements.

  p.  Stock-Based Compensation

      The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosures of net income (loss) and earnings (loss) per common share as if the fair value based method had been applied in measuring compensation costs. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of measurement over the amount an employee must pay to acquire the stock and is amortized over the vesting period, generally three years.

  q.  Comprehensive Income

      The Company has adopted SFAS No. 130, Reporting Comprehensive Income. This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. During the years ended December 31, 1999 and 2000, the Company did not have any components of comprehensive income requiring separate reporting in the Company’s financial statements.

  r.  Income (Loss) Per Common Share

      Income (loss) per common share is computed in accordance with SFAS No. 128, Earnings Per Share. Basic income (loss) per common share is based upon the weighted average shares outstanding. Diluted income (loss) per common share is based on the weighted average shares outstanding and dilutive common stock equivalents. Approximately 144,875 and 186,049 options and warrants were not included in the computation of diluted earnings per share for 1999 and 2000, respectively, as their effect would be anti-dilutive.

  s.  Recent Accounting Pronouncements

      In June 1998, the Financial Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under SFAS 133, all derivatives are required to be recognized in the balance sheet at fair value. Gains or losses from changes in fair value would be recognized in earnings in the period of change unless the derivative is designated as a hedging instrument. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, which amended SFAS 133, delaying its effective date to fiscal years beginning after June 15, 2000. The Company does not currently hold any

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

derivative instruments nor does it engage in hedging activities. The Company does not believe the new standard will impact its financial statements.

3.  Property and Equipment

      Property and equipment consist of the following at December 31, 1999 and 2000:

	Estimated
	Useful Lives	1999	2000

Leasehold improvements	5 years	$—	$5,000

Production equipment	5 years	335,050	380,326

Telephone and office equipment	5 years	31,535	31,535

Computer equipment	3-5 years	332,460	383,492

Furniture and fixtures	5-7 years	22,767	57,542

		721,812	857,895

Less: accumulated depreciation		(465,702)	(583,622)

		$256,110	$274,273

4.  Commitments and Contingencies

  a.  Operating Leases

      The Company has entered into operating leases for office space and equipment. Rent expense under these leases for the years ended December 31, 1999 and 2000, was $147,655 and $93,241, respectively. Future minimum lease payments under operating leases as of December 31, 2000, are as follows:

2001	$144,481

2002	142,643

2003	146,362

2004	150,193

2005	154,139

Thereafter	143,156

Total	$880,974

  b.  Litigation

      From time to time, the Company is involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that it maintains adequate insurance and that such matters will be resolved without a material effect on the Company’s financial position or results of operations.

      In early April 2001, a patent licensee sued the Company in the United States District Court, Central District of California. The lawsuit alleges that certain technology used in the firing mechanism for the Company’s weapons infringes upon a patent for which the licensee holds a license, and seeks injunctive relief and unspecified monetary damages. The Company believes it does not infringe this patent, that the licensee’s claims are without merit and that the litigation will have no material adverse effect on the Company’s financial condition or results of operations.

      In February 2000, the Company was named a defendant in a suit with a former distributor in the state of New York. The suit was dismissed in February 2001 for lack of jurisdiction of the New York

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

court. In March 2001, the former distributor appealed the dismissal. Management believes this matter will be resolved without a material effect on the Company’s financial condition or results of operations.

  c.  Employment Agreements

      The Company has employment agreements with its President, Chief Executive Officer (CEO) and Chief Financial Officer (CFO). The Company may terminate the agreements with or without cause. Should the Company terminate the agreements without cause, upon a change of control of the Company or death of the employee, the President, CEO and CFO are entitled to additional compensation. Under these circumstances, these officers may receive the remaining amounts under the contract upon termination which could total $510,000.

5.  Income Taxes

      Concurrently with the change in tax status as discussed in Note 2, the Company will adopt the provisions of SFAS No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Management believes that the following estimated deferred tax assets and liabilities would exist at December 31, 2000, if the date of tax status change was effective on December 31, 2000. The Company would provide a full valuation reserve for the deferred tax asset because the Company has not sustained taxable net income in any periods at sufficient levels to assure realization:

Deferred tax assets:

Nondeductible reserves for bad debts, sales returns and other	$42,171

Depreciation	26,646

Valuation reserve	(68,817)

$—

6.  Lines of Credit

      During 1999, the Company had a line of credit with a bank with a total commitment of up to $1,500,000. The line was used to fund the Company’s working capital needs, and was personally guaranteed by two stockholders, had an interest rate of 10% and was secured by virtually all of the assets of the Company. At December 31, 1998, borrowings under the line were $1,329,600. The line matured and was paid in full on February 15, 1999.

      In April 2001, the Company obtained a revolving line of credit with a bank with a total commitment of up to $1,500,000. The line was fully used to repay a $1,500,000 promissory note to Mr. Bruce R. Culver, a director of the Company, is secured by assets of Mr. Culver and substantially all of our assets other than our intellectual property, and has an interest rate of bank prime plus 1%. The line matures on April 30, 2002 and requires the Company to make monthly interest payments only until such date.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.  Inventory Financing Agreement

      In 1995, the Company entered into an inventory financing agreement with its warehouser. Under the agreement, the Company had the right to sell its product to the warehouser at a stated price up to quantities totaling the lesser of $500,000 or the number of units sold in the last two months. The Company repurchased the product once sold to a third party at the stated price plus 2% per month (24% annually). In June 1998, the agreement expired and the Company issued a $189,980 note for the amount due. The note bears interest at 10% and is paid monthly and matured March 31, 2000. As of December 31, 2000, no amounts of principal have been paid on this note and the balance is recorded as a current payable.

8.  Notes Payable

      At December 31, 1999 and 2000 debt obligations were as follows:

	1999	2000

Notes payable to stockholders, interest at varying rates of 9% to 27%, principal and interest due through July 1, 2002	$1,678,010	$2,878,010

Note payable to stockholder, interest at 9.18% payable monthly, principal matures July 15, 2001	61,545	24,783

Note payable to unrelated private lender, interest at 11%, payable monthly, principal matured December 31, 2000	112,000	100,000

Capital leases, interest at varying rates of 7% to 23%, due in monthly installments through December 2005, secured by equipment	39,155	66,096

	1,890,710	3,068,889

Less: Current portion	(1,795,950)	(246,745)

Total	$94,760	$2,822,144

      At December 31, 2000, aggregate annual maturities of long-term debt and capital leases were as follows:

2001	$246,745

2002	2,809,359

2003	5,308

2004	3,589

2005	3,888

$3,068,889

      During 1998, Mr. Phillips W. Smith, the Company’s chairman, loaned the Company approximately $725,691. In March 1998, $150,000 was converted into 20,833 shares of common stock at an estimated fair value of $7.20 per share and $120,000 was repaid. In December 1998, the Company issued a promissory note for $455,691, the remaining amounts due. The note carried interest at 9% (increased to 10% in January 2001) and its maturity was extended to July 1, 2002.

      In addition, during 1998, Mr. Bruce R. Culver, a director of the Company, loaned the Company approximately $622,525. In March 1998, $150,000 was converted into 20,833 shares of common stock at an estimated market value of $7.20 per share. In December 1998, the Company issued a promissory note for $472,525, the remaining amounts due. The note carried interest at 9% (increased to 10% in January 2001) and its maturity was extended to July 1, 2002.

      In January 1999, Mr. Culver loaned the Company $1,500,000. In return, the Company issued a promissory note for $500,000 at an effective interest rate of 27.12% to mature October 31, 2000 and issued

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

1,666,667 shares of common stock to Mr. Culver at a fair market value of $0.60 per share. The stock issued was subject to a repurchase agreement which allowed the Company to repurchase the shares issued at cost if certain criteria were met. In July 2000, the Company repurchased the 1,666,667 shares under the agreement in exchange for a promissory note for $1,000,000. This $1,000,000 note and the $500,000 note issued in January 1999 were consolidated into a new note for $1,500,000 which carried interest at bank prime (9.5% at December 31, 2000) plus 1%. The Company repaid the new note in full with the proceeds of a loan from a commercial bank in April 2001.

      In March 1999, the Company issued a promissory note to Mr. Culver for $100,000 at an interest rate of 10% which matures on July 1, 2002.

      In March 1999, the Company issued a promissory note to Mr. Smith for $99,794 at an interest rate of 10% which matured December 31, 2000.

      In July 1999, the Company issued a promissory note to Mr. Culver for $50,000 to fund working capital needs at an interest rate of 10% which matures July 1, 2002.

      In May 2000, the Company issued a promissory note to Mr. Culver for $200,000 to fund working capital needs at an interest rate of 10% which matures on July 1, 2002.

      In the event the planned IPO is not completed, the Company has an agreement with Mr. Smith and Mr. Culver whereby the Company may at the Company’s sole option, extend the maturity date of the outstanding notes for a period not to exceed 24 months. The Company, at the Company’s sole option, may retire the debt at any time without penalty.

      In July 1999, the Company issued a promissory note to Mr. Malcolm Sherman, a stockholder, for $75,000 to acquire production equipment. The note carries interest at 9.18% and matures July 1, 2001.

      In September 1997, the Company issued a promissory note to an unrelated private lender to fund working capital for $112,000 at an interest rate of 11% which matures June 30, 2002.

      In January 2001, the Company issued a promissory note to an unrelated private lender to fund working capital for $500,000 at an interest rate of 18% which matures the earlier of the close of the IPO or July 1, 2002.

      In April 2001, the Company obtained a revolving line of credit with a bank with a total commitment of up to $1,500,000. The line was fully used to repay a $1,500,000 promissory note to Mr. Culver, is secured by assets of Mr. Culver and substantially all of our assets other than our intellectual property, and has an interest rate of bank prime plus 1%. The line matures on April 30, 2002 and requires the Company to make monthly interest payments only until such date.

9.  Stockholders’ Equity

  a.  Common Stock

      Concurrent with the re-incorporation in Delaware effective February 2001, the Company adopted a certificate of incorporation and authorized the issuance of two classes of stock to be designated “common stock” and “preferred stock,” provided that both common and preferred stock shall have a par value of $0.00001 per share and authorized the Company to issue 50 million shares of common stock and 25 million shares of preferred stock.

      Additionally, effective February 2001, the Company declared a 1-for-6 reverse stock split of common stock. All references to the number of shares, per share amounts, conversion amounts and stock option and warrant data of the Company’s common stock have been restated to reflect this reverse stock split for all periods presented.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  b.  Preferred Stock

      The Company is authorized to issue up to 25 million shares of preferred stock, $0.00001 par value. The power to issue any shares of preferred stock of any class or any series of any class and designations, voting powers, preferences, and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions thereof, shall be determined by the Board of Directors.

  c.  Warrants

      At December 31, 2000, the Company has warrants outstanding to purchase 42,747 shares of common stock at prices ranging from $0.22 to $21.00 per share with an average exercise price of $3.48 per share and a weighted average useful life of 3.58 years. A summary of warrants outstanding and exercisable at December 31, 2000 is presented in the table below:

Outstanding

Weighted
Average
Exercise		Expiration
Price	Warrants	Date

$21.00	3,333	7/31/05
0.22	8,334	1/1/03
0.22	8,333	1/1/03
3.30	22,727	7/31/05

$3.48	42,727

      In 2000, the Company issued 22,727 warrants to a stockholder as consideration for his provision of a $1,500,000 loan to the Company. The warrants are exercisable at $3.30 per share and expire July 31, 2005. These warrants have been recorded at their estimated fair value of $77,862 as additional paid-in capital and the related interest expense in the accompanying financial statements.

      In January 2001, the Company issued 5,000 warrants to an unrelated private lender as a loan guarantee. These warrants are exercisable at $10 per share and expire January 1, 2006. The fair value of these warrants of approximately $9,650 will be recorded as additional paid-in capital and the related expense recorded in the year in which the service is provided or ratably over the life of the debt.

  d.  Deferred Compensation

      During 2000, two non-employee Board of Director members received their director fees for services relating to 2001 to 2004 through the issuance of, in the aggregate, 13,333 options at an exercise price of $3.30 per share. These options have been recorded at their estimated fair value of $79,920 as deferred compensation in the accompanying balance sheets and will be amortized into expense over the next four years.

  e.  Stock Option Plans

      The Company has historically issued stock options for various equity owners and key employees as a means of attracting and retaining quality personnel. The option holders have the right to purchase a stated amount of shares at the estimated market value on the grant date. The options issued under the Company’s 1999 Stock Option Plan (the “1999 Plan”) generally vest over a three-year period. The options issued under the Company’s 2001 Stock Option Plan (the “2001 Plan”) generally vest over a four-year period.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The directors of the Company adopted the Company’s 1998-1999 Stock Option Plan. The 1998-1999 Plan was administered by the Board of Directors which determined the employees, directors or consultants which will be granted options and the terms of the options, including the vesting provision which typically is over a three-year period.

      The 1998-1999 Plan was terminated by the Company and options granted under it were voluntarily canceled by the recipients or terminated in connection with termination of the recipients’ employment.

      The 1999 Plan provides for officers, key employees and consultants to receive nontransferable stock options to purchase up to 833,333 shares of the Company’s common stock. The term of the options may not exceed ten years although most options granted had an initial expiration period of between five and seven years. In 1998, the Company had a similar plan which was cancelled in 1999.

      In 1999, the Company issued 16,667 five-year options to Mr. Phillips W. Smith at an exercise price of $0.66 per share for consulting services, and 3,958 ten-year options to an unrelated private lender at an exercise price of $7.20 per share as consideration for his financing the Company’s purchase of inventory. In 2000, the Company issued 4,697 ten-year options to a non-employee at an exercise price of $3.30 per share for consulting services, and 3,333 five-year options to a stockholder at an exercise price of $0.22 per share in connection with his provision of services and a loan to the Company. These options have been recorded at fair value as additional paid-in capital and the related expense recorded in the year in which the service is provided in the accompanying financial statements.

      A summary of the Company’s stock options at December 31, 1999 and 2000 and for the years then ended is presented in the table below:

	1999		2000

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Options outstanding, beginning of year	65,334	$6.37	124,875	$0.82

Granted	121,458	0.83	21,863	2.83

Exercised	—	—	—	—

Expired/terminated	(61,917)	6.71	(3,416)	0.22

Options outstanding, end of year	124,875	$0.82	143,322	$1.14

Exercisable at end of year	42,352	$1.20	84,979	$1.02

      Stock options outstanding and exercisable at December 31, 2000 are as follows:

	Outstanding		Exercisable
Average
Exercise		Average
Price	Options	Life(a)	Options

$0.22	3,333	4.50	3,333
0.60	80,834	7.52	50,718
0.66	36,667	3.00	23,426
7.20	3,958	9.74	3,958
3.30	18,530	8.42	3,544

$1.02	143,322	6.60	84,979

(a)	Average contractual life remaining in years.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company measures the compensation cost of its stock option plan using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for its stock option plan. The weighted average remaining contractual life of those options is approximately 6.64 years. Had the Company’s compensation cost been determined using the fair value of approximately $8,000 in 1999 and $8,300 in 2000, based on the method of accounting prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net loss and net loss per common share would have been adjusted to the following pro forma amounts (amounts in thousands except per common share amounts):

	Year Ended December 31,

	1999	2000

Net loss available to common stockholders:

As reported	$(1,667)	$(406)

Pro forma	(1,675)	(414)

Basic and diluted net loss per common share:

As reported	$(0.54)	$(0.16)

Pro forma	(0.54)	(0.17)

      In January 2001, the Company adopted the 2001 Plan which provides for officers, key employees and consultants to receive nontransferable stock options to purchase up to 550,000 shares of the Company’s common stock. In February 2001, the Company granted 291,000 ten-year options to employees, stockholders and one consultant at exercise prices equal or greater than the value of the common stock portion of the initial per unit public offering price in the Company’s contemplated IPO. Total compensation cost associated with the option granted to the consultant is approximately $3,100.

10.  Loss per Share

      Basic net loss per share is based upon the weighted average number of common shares outstanding during the period.

      In periods of losses, diluted net loss per share is based upon the weighted average number of common shares outstanding during the period. As the Company had a net loss for the years ended December 31, 1999 and 2000, the Company’s common stock options and warrants were anti-dilutive.

      Loss per share is calculated as follows for the year ended December 31:

	1999	2000

Basic:

Net loss	$(1,666,733)	$(473,247)

Weighted average shares outstanding	3,076,410	2,482,976

Net loss per share	$(0.54)	$(0.19)

Diluted:

Net loss	$(1,666,733)	$(473,247)

Weighted average shares used in basic calculation	3,076,410	2,482,976

Stock options and warrants	0	0

Weighted average common and common equivalent shares outstanding	3,076,410	2,482,976

Net loss per share	$(0.54)	$(0.19)

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

11.  Subsequent Event

      The Company has filed a registration statement on Form SB-2 offering 800,000 units at an estimated initial offering price of $13 per unit consisting of one and one-half shares of common stock and one and one-half warrants, each whole warrant to purchase one share of common stock. Also, the Company intends to issue to the IPO’s underwriters warrants which enable the underwriters to acquire 80,000 units for 120% of the IPO unit offering price.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, units only in jurisdictions in which offers and sales are permitted.

      Until              , 2001 (25 days after the date of this prospectus), all broker-dealers that effect the transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

800,000 UNITS

PROSPECTUS

PAULSON INVESTMENT

COMPANY, INC.

             , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

      Our certificate of incorporation allows and our bylaws require that we indemnify our directors and officers who are or were a party to, or are threatened to be made a party to, any proceeding (including a derivative action if the director or officer is not found liable to us), against all expenses reasonably incurred by a director or officer in connection with such a proceeding (including expenses, judgments, fines and amounts paid in settlement), if the director or officer acted in good faith, in a manner he or she believed was not opposed to our best interests, and, with respect to a criminal proceeding, had no reason to believe that his or her conduct was unlawful.

      We have entered into separate indemnification agreements with each of our directors and officers. The agreements provide for mandatory indemnification for and limit the liability of our directors and officers in serving us to the fullest extent permitted by the Delaware General Corporation Law. Specifically, under the agreements, our directors and officers will not be personally liable for monetary damages for their errors or omissions, except for liability for the breach of a director’s or officer’s duty of loyalty to us or our stockholders, for intentional misconduct or acts not in good faith, for making any unlawful distribution, for any transaction from which the director or officer derived an improper benefit, or for violating section 16(b) of the Securities Exchange Act of 1934, as amended, or similar laws.

      Our bylaws and indemnification agreements generally require that we advance to our directors and officers expenses incurred by them in defending a proceeding in advance of its final disposition, provided that the director or officer agrees to reimburse us for such advances if it is ultimately found that the director or officer is not entitled to indemnification. In addition, our bylaws permit us to purchase insurance on behalf of our directors and officers against any liability asserted against them in such capacity. We intend to obtain such insurance.

Item 25.  Other Expenses of Issuance and Distribution.

      The following table sets forth an itemization of SEC Registration, NASD filing and Nasdaq listing fees, and all other estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense	Amount

SEC Registration fee	$9,514

NASD Filing fees	3,960

Nasdaq Listing fee	8,000

Accounting fees and expenses	125,000

Legal fees and expenses	227,000

Directors and officers insurance expenses	150,000

Printing and related expenses	145,000

Blue sky legal fees and expenses	65,000

Transfer agent fees and expenses	1,250

Miscellaneous expenses	17,276

Total	$752,000

Item 26.  Recent Sales of Unregistered Securities.

      We have issued the following securities within the last three years. The following information regarding our securities has been adjusted to reflect a 1-for-6 reverse stock split effected in connection with our redomestication in Delaware on February 12, 2001.

      (1)  In March 1998, pursuant to an exemption under Section 4(2) of the Securities Act, we sold shares of our common stock as follows: 20,833 shares at $7.20 per share for an aggregate purchase price of $150,000, to Bruce R. Culver; and 20,833 shares at $7.20 per share for an aggregate purchase price of $150,000, to Phillips W. Smith.

      (2)  In January 1999, pursuant to an exemption under Section 4(2) of the Securities Act, we sold shares of our common stock as follows: 1,666,667 shares at $0.60 per share for an aggregate purchase price of $1,000,000, to Bruce R. Culver. These shares were subject to a repurchase option that was exercised by us in July 2000 at the same price ($0.60 per share) for an aggregate purchase price of $1,000,000.

      (3)  In September 1999, pursuant to an exemption under Section 4(2) of the Securities Act, we sold shares of our common stock as follows: 151,515 shares at $3.30 per share for an aggregate purchase price of $500,000, to Bruce R. Culver.

      (4)  In July 2000, pursuant to an exemption under Section 4(2) of the Securities Act, we granted warrants to purchase 27,727 shares of our common stock at an exercise price of $3.30 per share in consideration for the provision of a loan, to Bruce R. Culver.

      Messrs. Culver and Smith are accredited investors and sophisticated in our business. Mr. Smith has served as a director of TASER since 1993, Mr. Culver since 1994. Each have had access to information with respect to us necessary to make an informed investment decision in connection with the sales and warrant grants referenced above.

      (5)  In June 1999, pursuant to an exemption under Section 4(2) of the Securities Act, we granted options to purchase 3,958 shares of our common stock at an exercise price of $7.20 per share in consideration for financing our purchase of inventory to B & M Distributing, Inc. B & M Distributing is a sophisticated investor with knowledge and experience in financial and business matters and with access to information about us necessary to make an informed business decision in connection with such grant of options to it.

      (6)  In January and September 2000, pursuant to an exemption under Section 4(2) of the Securities Act, we granted options to purchase, respectively, 3,030 and 1,667 shares of our common stock at an exercise price of $3.30 per share in consideration for the provision of consulting services, to a consultant. The consultant is a sophisticated investor with knowledge and experience in financial and business matters and with access to information about us necessary to make an informed business decision in connection with such grant of options to him.

      (7)  In May 2000, pursuant to an exemption under Section 4(2) of the Securities Act, we granted options to purchase 3,333 shares of our common stock to a former employee at an exercise price of $0.22 per share in consideration for the provision of services and the guarantee of a loan. The former employee is also a former director and an accredited and sophisticated investor with knowledge and experience in financial and business matters and with access to information about us necessary to make an informed business decision in connection with such grant of options to him.

      (8)  In January 2001, pursuant to an exemption under Section 4(2) of the Securities Act, we granted warrants to purchase 5,000 shares of our common stock to a private lender at an exercise price of $10.00 per share in consideration for the provision of a loan. The private lender is an accredited and sophisticated investor with knowledge and experience in financial and business matters and with access to information about us necessary to make an informed business decision in connection with such grant of warrants to him.

     Item 27.   Exhibits.

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
3.1	Registrant’s Certificate of Incorporation, as amended*
3.2	Registrant’s Bylaws, as amended*
4.1	Reference is made to pages 1-4 of Exhibit 3.1 and pages 1-5 and 12-14 of Exhibit 3.2
4.2	Form of Common Stock Certificate*
4.3	Form of Public Warrant*
4.4	Form of Unit Certificate
4.5	Form of Warrant and Unit Agreement
4.6	Form of Underwriters’ Warrant
5.1	Opinion of Tonkon Torp LLP
10.1	Employment Agreement with Patrick W. Smith, dated July 1, 1998*
10.2	Employment Agreement with Thomas P. Smith, dated November 15, 2000*
10.3	Employment Agreement with Kathleen C. Hanrahan, dated November 15, 2000*
10.4	Form of Indemnification Agreement between the Registrant and its directors*
10.5	Form of Indemnification Agreement between the Registrant and its officers*
10.6	1999 Employee Stock Option Plan*
10.7	2001 Stock Option Plan*
10.8	Form of Warrant issued to Bruce Culver and Phil Smith*
10.9	Licensing Agreement with respect to intellectual property dated October 15, 1993, as amended, by and between the Registrant and John H. Cover, Jr., and related documents*
10.10	Promissory Note, dated January 23, 2001, payable to Phillip Purer in the amount of $500,000 and related security documents*
10.11	Promissory Note, dated December 31, 1998, payable to B & M Distributing, Inc., in the amount of $189,980 and related guarantee and security documents*
10.12	Promissory Note, dated October 24, 2000, payable to Bank of America in the amount of $60,000 and related guarantee and security documents*
10.13	Form of Promissory Notes issued to stockholders*
10.14	Lease between the Registrant and Norton P. Remes and Joan A. Remes Revocable Trust, dated November 17, 2000*
10.15	Promissory Note, dated July 1, 1999, payable to Malcolm W. Sherman in the amount of $75,000*
10.16	Letter Agreement with respect to services, dated May 26, 2000, by and between the Registrant and Malcolm W. Sherman*
10.17	Standby Letter of Credit dated April 13, 2001 in the amount of $500,000 established on behalf of the Registrant, and related Letter of Support*
10.18	Form of Amendment to Promissory Notes issued to stockholders*
10.19	Loan and Security Agreement, dated April 26, 2001, between the Registrant and Silicon Valley Bank*
23.1	Consent of Tonkon, Torp LLP (Exhibit 5.1)
23.2	Consent of Arthur Andersen LLP, independent public accountants
24	Power of Attorney. Reference is made to the signature page.

*	Previously filed

Item 28.  Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

      In addition, we hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Scottsdale, Arizona on May 4, 2001.

TASER INTERNATIONAL, INC.

BY:	/s/PATRICK W. SMITH

Patrick W. Smith, Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ PATRICK W. SMITH Patrick W. Smith	Chief Executive Officer (Principal Executive Officer) and Director	May 4, 2001

/s/ THOMAS P. SMITH* Thomas P. Smith	President and Director	May 4, 2001

/s/ KATHLEEN C. HANRAHAN* Kathleen C. Hanrahan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 4, 2001

/s/ PHILLIPS W. SMITH* Phillips W. Smith	Director and Chairman of the Board	May 4, 2001

/s/ BRUCE R. CULVER* Bruce R. Culver	Director	May 4, 2001

/s/ KARL F. WALTER* Karl F. Walter	Director	May 4, 2001

/s/ MATTHEW R. MCBRADY* Matthew R. McBrady	Director	May 4, 2001

*By	/s/ PATRICK W. SMITH

Patrick W. Smith, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
3.1	Registrant’s Certificate of Incorporation, as amended*
3.2	Registrant’s Bylaws, as amended*
4.1	Reference is made to pages 1-4 of Exhibit 3.1 and pages 1-5 and 12-14 of Exhibit 3.2
4.2	Form of Common Stock Certificate*
4.3	Form of Public Warrant*
4.4	Form of Unit Certificate
4.5	Form of Warrant and Unit Agreement
4.6	Form of Underwriters’ Warrant
5.1	Opinion of Tonkon Torp LLP
10.1	Employment Agreement with Patrick W. Smith, dated July 1, 1998*
10.2	Employment Agreement with Thomas P. Smith, dated November 15, 2000*
10.3	Employment Agreement with Kathleen C. Hanrahan, dated November 15, 2000*
10.4	Form of Indemnification Agreement between the Registrant and its directors*
10.5	Form of Indemnification Agreement between the Registrant and its officers*
10.6	1999 Employee Stock Option Plan*
10.7	2001 Stock Option Plan*
10.8	Form of Warrant issued to Bruce Culver and Phil Smith*
10.9	Licensing Agreement with respect to intellectual property dated October 15, 1993, as amended, by and between the Registrant and John H. Cover, Jr., and related documents*
10.10	Promissory Note, dated January 23, 2001, payable to Phillip Purer in the amount of $500,000 and related security documents*
10.11	Promissory Note, dated December 31, 1998, payable to B & M Distributing, Inc., in the amount of $189,980 and related guarantee and security documents*
10.12	Promissory Note, dated October 24, 2000, payable to Bank of America in the amount of $60,000 and related guarantee and security documents*
10.13	Form of Promissory Notes issued to stockholders*
10.14	Lease between the Registrant and Norton P. Remes and Joan A. Remes Revocable Trust, dated November 17, 2000*
10.15	Promissory Note, dated July 1, 1999, payable to Malcolm W. Sherman in the amount of $75,000*
10.16	Letter Agreement with respect to services, dated May 26, 2000, by and between the Registrant and Malcolm W. Sherman*
10.17	Standby Letter of Credit dated April 13, 2001 in the amount of $500,000 established on behalf of the Registrant, and related Letter of Support*
10.18	Form of Amendment to Promissory Notes issued to Stockholders*
10.19	Loan and Security Agreement, dated April 26, 2001, between the Registrant and Silicon Valley Bank*
23.1	Consent of Tonkon, Torp LLP (included in Exhibit 5.1)
23.2	Consent of Arthur Andersen LLP, independent public accountants
24	Power of Attorney. Reference is made to the signature page.

*	Previously filed